Execution Version EU-DOCS\55822557.12 AGREEMENT AND PLAN OF MERGER By and Among COOL COMPANY LTD., BOUNTY LTD and solely for purposes of the Guarantor Provisions EPS VENTURES LTD. Dated as of September 28, 2025

i EU-DOCS\55822557.12 TABLE OF CONTENTS Page Article I The Merger SECTION 1.01. Merger ............................................................................................................................................... 2 SECTION 1.02. Merger Effective Time ...................................................................................................................... 2 SECTION 1.03. Effects of Merger .............................................................................................................................. 2 SECTION 1.04. Memorandum of Association and Bye-Laws of the Surviving Company ......................................... 2 SECTION 1.05. Board of Directors and Officers of Surviving Company ................................................................... 2 SECTION 1.06. Closing .............................................................................................................................................. 2 Article II Effect on the Share Capital of the Constituent Entities; Payment of Consideration SECTION 2.01. Effect of Merger on the Share Capital of Merger Sub and the Company .......................................... 3 SECTION 2.02. Exchange Fund .................................................................................................................................. 3 SECTION 2.03. Company Awards .............................................................................................................................. 5 SECTION 2.04. Shares of Dissenting Holders ............................................................................................................ 6 SECTION 2.05. Adjustments ...................................................................................................................................... 6 Article III Representations and Warranties of the Company SECTION 3.01. Organization; Standing...................................................................................................................... 7 SECTION 3.02. Capitalization .................................................................................................................................... 7 SECTION 3.03. Authority; Noncontravention; Voting Requirements ......................................................................... 8 SECTION 3.04. Governmental Approvals ................................................................................................................ 10 SECTION 3.05. Company SEC Documents; Undisclosed Liabilities; Internal Controls .......................................... 10 SECTION 3.06. Absence of Certain Changes ........................................................................................................... 11 SECTION 3.07. Legal Proceedings ........................................................................................................................... 12 SECTION 3.08. Compliance with Laws; Permits ..................................................................................................... 12 SECTION 3.09. Anti-Corruption; Sanctions; Anti-Money Laundering .................................................................... 12 SECTION 3.10. Tax Matters ..................................................................................................................................... 13 SECTION 3.11. Labor and Employee Benefits Matters ............................................................................................ 14 SECTION 3.12. Environmental Matters .................................................................................................................... 16 SECTION 3.13. Intellectual Property ........................................................................................................................ 16 SECTION 3.14. Anti-Takeover Provisions ................................................................................................................ 17 SECTION 3.15. Contracts ......................................................................................................................................... 17 SECTION 3.16. Insurance ......................................................................................................................................... 19 SECTION 3.17. Opinion of Financial Advisor .......................................................................................................... 20

ii EU-DOCS\55822557.12 SECTION 3.18. Brokers and Other Advisors ............................................................................................................ 20 SECTION 3.19. Vessels; Maritime Matters ............................................................................................................... 20 SECTION 3.20. Title to Properties and Assets .......................................................................................................... 21 SECTION 3.21. Customers ....................................................................................................................................... 21 SECTION 3.22. No Other Representations or Warranties ......................................................................................... 21 Article IV Representations and Warranties of Parent and Merger Sub SECTION 4.01. Organization; Standing.................................................................................................................... 22 SECTION 4.02. Authority; Noncontravention .......................................................................................................... 22 SECTION 4.03. Governmental Approvals ................................................................................................................ 23 SECTION 4.04. Ownership and Operations of Merger Sub and Parent .................................................................... 23 SECTION 4.05. Financing ........................................................................................................................................ 23 SECTION 4.06. Certain Arrangements ..................................................................................................................... 23 SECTION 4.07. Brokers and Other Advisors ............................................................................................................ 23 SECTION 4.08. No Other Representations or Warranties ......................................................................................... 23 SECTION 4.09. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans ........................................................................................................ 24 SECTION 4.10. Information Supplied ...................................................................................................................... 24 SECTION 4.11. Legal Proceedings ........................................................................................................................... 24 SECTION 4.12. Ownership of Common Shares ....................................................................................................... 25 Article V Additional Covenants and Agreements SECTION 5.01. Conduct of Business ........................................................................................................................ 25 SECTION 5.02. No Solicitation by the Company; Change in Recommendation ...................................................... 28 SECTION 5.03. Preparation of Schedule 13E-3 ........................................................................................................ 31 SECTION 5.04. Company Shareholders Meeting ..................................................................................................... 33 SECTION 5.05. Reasonable Best Efforts .................................................................................................................. 33 SECTION 5.06. Public Announcements .................................................................................................................... 34 SECTION 5.07. Transfer Taxes ................................................................................................................................. 34 SECTION 5.08. Access to Information; Confidentiality ........................................................................................... 34 SECTION 5.09. Litigation ......................................................................................................................................... 35 SECTION 5.10. Employee Matters ........................................................................................................................... 35 SECTION 5.11. Merger Sub Matters ........................................................................................................................ 36 SECTION 5.12. Stock Exchange De-listing .............................................................................................................. 36 SECTION 5.13. Director and Officer Liability ......................................................................................................... 36

iii EU-DOCS\55822557.12 Article VI Conditions Precedent SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger ........................................................... 38 SECTION 6.02. Conditions to Obligations of Parent and Merger Sub ..................................................................... 39 SECTION 6.03. Conditions to Obligations of the Company ..................................................................................... 39 SECTION 6.04. Frustration of Closing Conditions ................................................................................................... 39 Article VII Termination SECTION 7.01. Termination ..................................................................................................................................... 40 SECTION 7.02. Effect of Termination ...................................................................................................................... 41 SECTION 7.03. Termination Fees and Expense Reimbursement.............................................................................. 41 Article VIII Miscellaneous SECTION 8.01. No Survival of Representations, Warranties and Covenants ........................................................... 42 SECTION 8.02. Amendment or Supplement............................................................................................................. 42 SECTION 8.03. Extension of Time, Waiver, Etc ....................................................................................................... 42 SECTION 8.04. Assignment ..................................................................................................................................... 43 SECTION 8.05. Counterparts .................................................................................................................................... 43 SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries ............................................................................ 43 SECTION 8.07. Governing Law; Jurisdiction ........................................................................................................... 43 SECTION 8.08. Specific Enforcement ...................................................................................................................... 43 SECTION 8.09. WAIVER OF JURY TRIAL ............................................................................................................ 44 SECTION 8.10. Notices ............................................................................................................................................ 44 SECTION 8.11. Severability ..................................................................................................................................... 45 SECTION 8.12. Fees and Expenses .......................................................................................................................... 45 SECTION 8.13. Interpretation ................................................................................................................................... 45 SECTION 8.14. No Recourse .................................................................................................................................... 46 SECTION 8.15. Guarantee ........................................................................................................................................ 46 SECTION 8.16. Definitions....................................................................................................................................... 47 Exhibit A Statutory Merger Agreement

EU-DOCS\55822557.12 This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of September 28, 2025, among Cool Company Ltd., a Bermuda exempted company limited by shares (the “Company”); Bounty Ltd, a Liberian nonresident domestic corporation (“Parent”); after it accedes to this Agreement pursuant to Section 5.11, a company to be incorporated solely for purposes contemplated by this Agreement as a wholly owned Subsidiary of Parent (“Merger Sub”); and, solely for purposes of the Guarantor Provisions, EPS Ventures Ltd., a company duly incorporated in the Marshall Islands (“Guarantor”). Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 8.16. WHEREAS the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement and in accordance with the Bermuda Companies Act, Merger Sub will merge with and into the Company, with the Company surviving such merger (the “Merger”); WHEREAS the Board of Directors of the Company (the “Company Board”) has (a) established a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the Transactions and (b) resolved not to consummate any transaction of the type contemplated by this Agreement without the prior recommendation and approval of the Special Committee; WHEREAS the Special Committee has unanimously (a) determined that the Merger Consideration constitutes fair value for each common share, par value $1.00 per share, of the Company (each, a “Common Share”) in accordance with the Bermuda Companies Act, (b) determined that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Public Shareholders and (c) recommended that the Company Board (i) approve this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, and (ii) subject to Section 5.02, recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the Public Shareholders (this clause (c), the “Special Committee Recommendation”); WHEREAS the Company Board, acting upon the Special Committee Recommendation, has by a unanimous vote at a board meeting (a) determined that the Merger Consideration constitutes fair value for each Common Share in accordance with the Bermuda Companies Act, (b) determined that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are in the best interests of, the Company, (c) approved this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, and (d) resolved, subject to Section 5.02, to recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the shareholders of the Company (this clause (d), the “Company Board Recommendation”); WHEREAS the Board of Directors of Parent (the “Parent Board”) has, and the Board of Directors of Merger Sub (the “Merger Sub Board”) has by unanimous written board resolutions, (a) determined that this Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are fair to, and in the best interest of, Parent and Merger Sub and (b) adopted resolutions that have approved and declared advisable this Agreement, the Statutory Merger Agreement and the Transactions; WHEREAS as promptly as practicable following the execution of this Agreement, Parent will execute and deliver, in accordance with Section 106 of the Bermuda Companies Act and in its capacity as the sole shareholder of Merger Sub, a written consent approving the Merger, this Agreement and the Statutory Merger Agreement (the “Merger Sub Shareholder Approval”); WHEREAS concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Guarantor is entering into a Support Agreement (the “Support Agreement”) with the Company pursuant to which Guarantor will agree to vote or cause to be voted all Common Shares beneficially owned by it in favor of adopting this Agreement and any other actions contemplated hereby in respect of which approval of the Company’s shareholders is requested; and

2 EU-DOCS\55822557.12 WHEREAS the Company, Parent, Merger Sub and Guarantor (solely for purposes of the Guarantor Provisions) desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger. NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows: ARTICLE I THE MERGER SECTION 1.01. Merger. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to and in accordance with Section 104H of the Companies Act 1981 of Bermuda (the “Bermuda Companies Act”), at the Effective Time (as defined below), Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”). SECTION 1.02. Merger Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company and Merger Sub will, on the Closing Date, execute and deliver the Statutory Merger Agreement, and Company, Parent and Merger Sub will (a) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) of the Bermuda Companies Act and (b) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger. The Company, Parent and Merger Sub agree that they will request that the Registrar provide in the Certificate of Merger that the effective time of the Merger shall be on the Closing Date (such time, the “Effective Time”). SECTION 1.03. Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Statutory Merger Agreement and Section 109(2) of the Bermuda Companies Act. SECTION 1.04. Memorandum of Association and Bye-Laws of the Surviving Company. At the Effective Time, the memorandum of association and bye-laws of the Surviving Company shall be in the form of the memorandum of association and bye-laws of Merger Sub immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (collectively, the “Surviving Company Organizational Documents”). SECTION 1.05. Board of Directors and Officers of Surviving Company. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation, or removal or until their respective successors are duly elected or appointed and qualified, as the case may be in accordance with the Bermuda Companies Act and the bye-laws of the Surviving Company. The officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation, or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. SECTION 1.06. Closing. The closing (the “Closing”) of the Merger shall take place remotely by telephone and electronic communication at 10:00 a.m., Bermuda time on the third business day following the satisfaction or (to the extent permitted herein and by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted herein and by applicable Law) waiver of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

3 EU-DOCS\55822557.12 ARTICLE II EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES; PAYMENT OF CONSIDERATION SECTION 2.01. Effect of Merger on the Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Guarantor, Parent, Merger Sub or any holder of any equity thereof: (a) Share Capital of Merger Sub. Each common share of Merger Sub (each, a “Merger Sub Share”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one duly authorized, validly issued, fully paid common share, par value $1.00 per share, of the Surviving Company. (b) Cancelation of Treasury Shares and Parent-Owned Shares; Treatment of Shares Held by Company Subsidiaries. Each Common Share that is (i) owned by the Company as treasury shares or owned by any Subsidiary of the Company or (ii) owned by Parent, Merger Sub, or their respective Affiliates issued and outstanding immediately prior to the Effective Time shall by virtue of the Merger and without any action on the part of the holder thereof be canceled automatically and shall cease to exist and be outstanding and no consideration shall be delivered in exchange therefor nor any repayment of capital made in respect thereof. (c) Conversion of Common Shares. Subject to Sections 2.01(b) and 2.04, each Common Share that is issued and outstanding immediately prior to the Effective Time, other than any Common Share that is subject to any Company Award, shall automatically be canceled and converted into and shall thereafter represent the right to receive an amount in cash equal to $9.65, or, in the case of holders of Common Shares listed on the Euronext Growth Oslo, the Norwegian kroner equivalent at the USD/NOK Exchange Rate, in each case without interest (the “Merger Consideration”). Subject to Section 2.04, as of the Effective Time, all such Common Shares shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time evidenced any such Common Shares (each, a “Certificate”) or (ii) any such Common Shares that were uncertificated and represented by book-entry immediately prior to the Effective Time (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (less any applicable withholding Taxes) pertaining to the Common Shares represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor, in accordance with Section 2.02(b) and the right to receive dividends and other distributions in accordance with this Article II, in each case without interest. SECTION 2.02. Exchange Fund. (a) Paying Agent. Not less than ten (10) business days prior to the anticipated Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment and delivery of the aggregate Merger Consideration payable to each holder of record of Common Shares listed on the New York Stock Exchange in accordance with this Article II (such aggregate Merger Consideration to be calculated assuming there shall be no Dissenting Shares) and, in connection therewith, Parent and the Company shall enter into an agreement with the Paying Agent at or prior to the Closing Date in a form reasonably acceptable to Parent and the Company. At or prior to the Effective Time, Parent or Merger Sub shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration in respect of Common Shares listed on the New York Stock Exchange (the “Exchange Fund”). Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short- term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion. Any and all interest earned on the funds in the Exchange Fund shall be paid by the Paying Agent to Parent. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any former holder of Common Shares to receive the Merger Consideration in accordance with this Article II. Except as directed by Parent, the Exchange Fund shall not be used for any purpose

4 EU-DOCS\55822557.12 other than the payment to holders of Common Shares of the Merger Consideration or payment to the Surviving Company as contemplated in this Section 2.02. (b) Letter of Transmittal; Exchange of Common Shares. As soon as practicable after the Effective Time (but in no event later than three business days after the Effective Time), the Surviving Company or Parent shall cause the Paying Agent to mail to each holder of record of a Certificate a form of letter of transmittal (which (i) shall specify that delivery of a Certificate shall be effected, and risk of loss and title to such Certificate shall pass, only upon delivery of such Certificate to the Paying Agent and (ii) shall be in such form and have such other customary provisions as the Surviving Company may specify, subject to Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates may receive the Merger Consideration and any dividends or other distributions to which they are entitled pursuant to this Article II. Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Certificates, and without any action by any holder of record of Book- Entry Shares, the Paying Agent shall deliver to such holder (other than any holder of Common Shares representing Dissenting Shares), (A) in the case of Book-Entry Shares, a notice of the effectiveness of the Merger and (B) cash in an amount (subject to Section 2.02(g)) equal to the number of Common Shares represented by such Certificate or Book-Entry Shares immediately prior to the Effective Time multiplied by the Merger Consideration to which such holder is entitled under this Article II, and such Certificates or Book-Entry Shares shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have established to the reasonable satisfaction of the Surviving Company and Parent that any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder either has been paid or is not applicable. Until satisfaction of the applicable procedures contemplated by this Section 2.02, in the case of holders of record of a Certificate, and subject to Section 2.04, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and any dividends or other distributions pertaining to Common Shares formerly represented by such Certificate or Book-Entry Share as contemplated by this Article II. Notwithstanding anything to the contrary in this Agreement, no holder of Book-Entry Shares shall be required to provide a Certificate or letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to pursuant to Section 2.01(c). No interest shall be paid or shall accrue on the Merger Consideration payable with respect to Common Shares pursuant to this Article II. (c) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or Parent, the posting by such Person of a bond, in such reasonable amount as the Surviving Company or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Company shall cause the Paying Agent to pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration as contemplated by this Article II. (d) Termination of Exchange Fund. At any time after the date that is one year following the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been delivered to the Paying Agent and which has not been disbursed to former holders of Common Shares, and thereafter such former holders shall be entitled to look only to the Surviving Company for, and the Surviving Company shall remain liable for, payment of their claims of the Merger Consideration and any dividends or other distributions pertaining to their former Common Shares that such former holders have the right to receive pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto. (e) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

5 EU-DOCS\55822557.12 (f) Transfer Books; No Further Ownership Rights in Common Shares. The Merger Consideration paid in respect of each Common Share upon surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Common Shares previously represented by such Certificates or Book-Entry Shares, subject, however, to (i) Section 2.04 and (ii) the Surviving Company’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared by the Company on Common Shares not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of Common Shares that were issued and outstanding immediately prior to the Effective Time (other than with respect to any Common Shares that remain outstanding pursuant to Section 2.01(b)). From and after the Effective Time, the holders of Common Shares formerly represented by Certificates or Book-Entry Shares immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Common Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II. (g) Withholding Taxes. Merger Sub, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the U.S. Internal Revenue Code of 1986 (the “Code”), or under any provision of other applicable non-U.S. Tax Law. Other than with respect to compensatory payments to current or former employees or service providers of the Company or its Subsidiaries, before making any such deduction or withholding, Merger Sub, the Surviving Company and the Paying Agent shall use commercially reasonable efforts to provide to the Company with reasonable advance notice of any applicable payor’s intention to make such deduction or withholding and shall include the authority, basis and method of calculation for the proposed deduction or withholding, and shall reasonably cooperate with the Company to obtain reduction of or relief from any deduction or withholding from the applicable Governmental Authority and/or execute and deliver to or file with such Governmental Authority and/or any party hereto such affidavits, certificates and other documents as may reasonably be expected to obtain reduction of or relief from such deduction or withholding, and to otherwise determine the extent of any withholding obligation. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority in accordance with this Section 2.02(g), the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. (h) Common Shares Listed on the Euronext Growth Oslo. With respect to Common Shares listed on the Euronext Growth Oslo, the foregoing provisions in Section 2.02(a)-(g), as modified in accordance with the requirements of the Euronext Growth Oslo or applicable Law or as otherwise determined by the parties acting in good faith, shall apply to such Common Shares listed on the Euronext Growth Oslo, and the parties shall use commercially reasonable efforts to give effect to the foregoing in this Section 2.02(h). SECTION 2.03. Company Awards. (a) At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall automatically be canceled and converted into and shall thereafter represent the right to receive an amount in cash, without interest, equal to the product of (i) the total number of Common Shares subject to such Company Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Option; provided that, if the exercise price per share of such Company Option is equal to or greater than the Merger Consideration, then such Company Option shall automatically be canceled for no consideration at the Effective Time. (b) At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, each Company RSU Award that is outstanding immediately prior to the Effective Time (including Company RSU Awards that are vested, but not yet settled) shall automatically be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration and (ii) the number of Common Shares subject to such Company RSU Award

6 EU-DOCS\55822557.12 (including, for the avoidance of doubt, any Common Shares (or portion thereof) that would be issuable in connection with Dividend Equivalents). (c) At or prior to the Effective Time, the Company, the Company Board or a committee thereof, as applicable, shall adopt any resolutions that are necessary to (i) effectuate the treatment of the Company Awards set forth in Section 2.03(a) and Section 2.03(b) and (ii) cause the Company Share Plan to terminate at or prior to the Effective Time, subject to consummation of the Transactions. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company shall be required to deliver Common Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Awards. (d) Promptly following the Effective Time (but in any event, no later than the end of the second regular payroll cycle commencing following the Effective Time), the Surviving Company shall pay to the holders of Company Awards, through its payroll systems, any amounts due, less applicable Tax withholdings, pursuant to this Section 2.03; provided, however, that to the extent any Company RSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code. SECTION 2.04. Shares of Dissenting Holders. (a) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all Dissenting Shares shall automatically be canceled (but shall not entitle their holders to receive the Merger Consideration) and, without any further action on the part of the Company, Merger Sub or the holder of such Dissenting Share, shall automatically be converted into the right to receive the fair value of such Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) from, subject to Section 2.04(d), the Surviving Company by payment to the holder of the Dissenting Shares made within one month after such Appraised Fair Value is finally determined pursuant to such statutory appraisal procedure. (b) In the event that a holder of Dissenting Shares, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), then in the case of Dissenting Shares, such holder shall have no other rights with respect to such Dissenting Shares, other than the right to receive the Merger Consideration as contemplated by Section 2.01. (c) The Company shall give Parent (i) prompt written notice of (A) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communications received by the Company or its Representatives in connection with the foregoing and (B) to the extent the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle, or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act. (d) The Exchange Fund shall be available to fund payments of the Appraised Fair Value up to the amount of the Merger Consideration to holders of Dissenting Shares. SECTION 2.05. Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the issued and outstanding Common Shares shall have been changed into a different number of Common Shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

7 EU-DOCS\55822557.12 ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC on or after January 1, 2023 and prior to the date of this Agreement by the Company and publicly available prior to the date of this Agreement (the “Filed SEC Documents”), other than disclosure contained in any such Filed SEC Documents under the headings “Risk Factors” or “Cautionary Statements About Forward Looking Statements” or similar headings, or disclosure of any risks generally faced by participants in the industries in which the Company operates, in each case without disclosure of specific facts and circumstances. SECTION 3.01. Organization; Standing. (a) The Company is an exempted company limited by shares duly organized, existing and in good standing under the Laws of Bermuda. The Company has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. A true and complete copy of each of the Company Organizational Documents is included in the Filed SEC Documents. The Company is not in violation of the Company Organizational Documents and no Subsidiary of the Company is in violation of any of its organizational documents. (b) Each of the Company’s Subsidiaries is duly incorporated or organized, existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by such Subsidiary or the character or location of the properties and assets owned or leased by such Subsidiary makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. A true and complete copy of the organizational documents of each of the Company’s Subsidiaries has been made available to Parent prior to the date hereof. SECTION 3.02. Capitalization. (a) The authorized share capital of the Company consists of $400 million divided into 400,000,000 common shares with a par value of $1.00 per share. At the close of business on September 25, 2025 (the “Capitalization Date”), (i) 53,726,718 Common Shares were issued and outstanding, (ii) 858,689 Common Shares were held by the Company as treasury shares or held by its Subsidiaries, (iii) 1,163,178 Common Shares were issuable in the aggregate in respect of outstanding Company Options, and (iv) 331,220 Common Shares were issuable in respect of outstanding Company RSU Awards. Since the Capitalization Date through the date of this Agreement, other than in connection with the settlement or exercise, as applicable, of Company Awards that were outstanding on the Capitalization Date and included in the preceding sentence, neither the Company nor any of its Subsidiaries has issued any Company Securities.

8 EU-DOCS\55822557.12 (b) Except as set forth in, or as contemplated by the last sentence of, Section 3.02(a), as of the date of this Agreement, there were (i) no issued and outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no issued and outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding subscriptions, options, warrants, calls, phantom equity rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company (collectively, “Company Rights”, and the items in clauses (i), (ii) and (iii) being referred to collectively as “Company Securities”) and (iv) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. Other than in connection with the Company Awards, there are no outstanding agreements or instruments of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Common Shares. None of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement (except as filed as an exhibit to the Company’s filings with the SEC) or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition or voting with respect to any Company Securities. No holder of Company Securities has any right to have such Company Securities registered by the Company (except pursuant to the registration rights agreement filed as an exhibit to the Company’s filings with the SEC). All issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and free of preemptive rights. The Common Shares are the only issued and outstanding classes of equity securities of the Company registered under the Exchange Act. (c) Section 3.02(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of incorporation or organization of each Subsidiary of the Company, and the percentage of the outstanding equity interests of each such Subsidiary owned by the Company and each of the other Subsidiaries of the Company. All of the issued and outstanding share capital or shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company are owned, directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens, except for Permitted Liens, and transfer restrictions, other than transfer restrictions of general applicability, as may be provided under the Securities Act of 1933 and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws. Each issued and outstanding share capital or share of capital stock of, or other equity or voting interests in, each Subsidiary of the Company that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscription rights, options, warrants, anti-dilutive rights, rights of first refusal or similar rights, calls, contracts or other commitments that obligate the Company or any Subsidiary of the Company to issue (other than to the Company or any Subsidiary of the Company) any share capital or shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company (to Persons other than the Company or any Subsidiary of the Company). (d) All grants of Company Awards were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with the Company Share Plan and applicable Law, including the applicable requirements of the New York Stock Exchange and the Euronext Growth Oslo. The Company has provided to Parent a true and complete list, as of the Capitalization Date, of (i) each outstanding Company Option, including name or identification number of the holder, the date of grant, exercise price and number of shares of Common Shares subject thereto and (ii) each Company RSU Award, including name or identification number of the holder, the date of grant and number of Common Shares thereof (including those accrued in respect of Dividend Equivalents). (e) As of the date hereof, other than in connection with regularly scheduled repayments, there has been no material change in the indebtedness of the Company and its Subsidiaries as compared to the indebtedness presented on the Company’s consolidated balance sheet as of and for the six-month period ended June 30, 2025. SECTION 3.03. Authority; Noncontravention; Voting Requirements.

9 EU-DOCS\55822557.12 (a) The Company has all necessary power and authority to execute and deliver this Agreement and the Statutory Merger Agreement, to perform its obligations hereunder and, subject to obtaining the Required Shareholder Approvals, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreement, and the consummation by the Company of the Transactions, have been unanimously authorized and approved by the Company Board (acting upon the Special Committee Recommendation), and, except for obtaining the Required Shareholder Approvals and Governmental Approvals, executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act, no other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreement and the consummation by the Company of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, rehabilitation, conservatorship, liquidation, receivership and other similar Laws, now or hereafter in effect, of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exception”). (b) The Special Committee, at a meeting duly called and held, has unanimously (i) determined that the Merger Consideration constitutes fair value for each Common Share in accordance with the Bermuda Companies Act, (ii) determined that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, in the best interests of, the Company, (iii) made, subject to Section 5.02, the Special Committee Recommendation, and, as of the date of this Agreement, such Special Committee Recommendation has not been subsequently rescinded, modified or withdrawn in any way. (c) The Company Board (upon the unanimous recommendation of the Special Committee) has unanimously (i) determined that the Merger Consideration constitutes fair value for each Common Share in accordance with the Bermuda Companies Act, (ii) determined that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Public Shareholders, (iii) approved this Agreement, the Statutory Merger Agreement and the Transactions and (iv) resolved, subject to Section 5.02, to make the Company Board Recommendation, and, as of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way. (d) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Required Shareholder Approvals, conflict with or violate any provision of (A) the Company Organizational Documents or (B) the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the Governmental Approvals and the Required Shareholder Approvals are obtained, the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired, in each case prior to the Effective Time, (w) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (x) violate or constitute a default under (with or without notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which the Company or its Subsidiaries, as applicable, are bound or give rise to any right to terminate, cancel, amend, modify or accelerate the Company’s or, if applicable, any of its Subsidiaries’, rights or obligations under any such Contract, (y) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which the Company or any of its Subsidiaries is bound or (z) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (i)(B) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. (e) The affirmative vote (in person or by proxy) of the holders of a simple majority of the votes cast, at a Company Shareholders Meeting at which there are two or more Persons present in person throughout such meeting and representing in person or by proxy in excess of 33 1/3% of the issued shares of the Company that are entitled to vote thereat (the “Required Shareholder Approval”), in each case, in favor of the approval of this Agreement, the Merger and the Statutory Merger Agreement are the only votes or approvals of the holders of any class

10 EU-DOCS\55822557.12 or series of share capital or capital stock of the Company or any of its Subsidiaries that are necessary to approve this Agreement, the Statutory Merger Agreement and the Merger. SECTION 3.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of the Schedule 13E-3 (including the Proxy Statement therein), (b) compliance with the rules and regulations of the New York Stock Exchange and the Euronext Growth Oslo, (c) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, (d) Consents, filings, declarations or registrations as are required to be made or obtained under any applicable Antitrust Laws, (e) a notification submitted to the Bermuda Monetary Authority pursuant to the Exchange Control Act 1972 and related regulations (as amended) regarding the change of ownership of the Company following the Effective Time and (f) compliance with any applicable state securities or blue sky laws (collectively, the “Governmental Approvals”), no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. SECTION 3.05. Company SEC Documents; Undisclosed Liabilities; Internal Controls. (a) The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933 and has timely filed with the SEC all reports, schedules, forms, statements and other documents required to be filed by the Company as a “foreign private issuer” (as defined in Rule 405 of Regulation C under the Securities Act and Rule 3b-4 under the Exchange Act) with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2024 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the portions that are amended or supplemented (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended or supplemented prior to the date of this Agreement, the date of the filing of such amendment or supplement, with respect to the disclosures that are amended or supplemented) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding written comments from the SEC with respect to the Company SEC Documents. (b) The Company’s public disclosures published under the Company’s ticker code “CLCO” on the Euronext Oslo Børs’ information system www.newsweb.no did not, at the times they were made, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. (c) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents (the “Company Financial Statements”) present fairly in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates shown and the consolidated results of operations and cash flows for the periods shown (subject, in the case of unaudited financial statements, to normal year-end adjustments, none of which has been or would be, individually or in the aggregate, reasonably be expected to be material to the Company or its consolidated Subsidiaries, taken as a whole), and such Company Financial Statements have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto). Since the date of the balance sheet in the latest audited Company Financial Statements, there have been no material changes in the accounting policies of the Company (including any change in depreciation or amortization policies or rates, or policies with respect to reserves for uncollectable accounts receivable or excess or obsolete inventory) and no revaluation of the Company’s assets.

11 EU-DOCS\55822557.12 (d) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2024, included in the Company SEC Documents, (ii) incurred after December 31, 2024, in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. (e) The Company is in compliance in all material respects with the provisions of the Sarbanes- Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder (the “Sarbanes-Oxley Act”) that are applicable to the Company. With respect to each Company SEC Document on Form 20-F, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a- 14 or 15d-14 under the Exchange Act and Sections 302 or 906 of the Sarbanes-Oxley Act with respect to such Company SEC Documents. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange and the Euronext Growth Oslo. (f) The information supplied or to be supplied by or on behalf of the Company for inclusion in the Schedule 13E-3 (including any amendment or supplement thereto, the Proxy Statement included therein and any document incorporated by reference therein) shall not, on the date the Schedule 13E-3 is filed with the SEC, the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 13E-3. (g) The Company maintains books and records that fairly reflect, in all material respects, the assets and liabilities of the Company and the Company maintains a proper and effective system of accounting controls designed to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the reporting of assets is compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences. (h) Since January 1, 2025, neither the Company nor any director, officer or accountant (to the extent communicated to the Company) thereof, has received any material complaint, allegation, assertion or claim, whether written or oral, that (i) the Company has engaged in illegal or fraudulent accounting practices, (ii) there are any significant deficiencies or material weaknesses in the design or operation of the internal controls of the Company which have materially and adversely affected the ability of the Company to record, process, summarize and report financial data or (iii) there is any fraud, whether or not material, involving management or other employees that was reported to the Company Board or management of the Company. (i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” or commitments or obligations (within the meaning of Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents. SECTION 3.06. Absence of Certain Changes. (a) From December 31, 2024 through the date of this Agreement except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the

12 EU-DOCS\55822557.12 Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business, and (b) since December 31, 2024 and through the date of this Agreement, there has not been any Material Adverse Effect. SECTION 3.07. Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Company, threatened in writing, legal or administrative proceeding, suit, arbitration or action or, to the Knowledge of the Company, investigation against the Company or any of its Subsidiaries or (b) outstanding injunction, order, judgment, ruling, decree or writ of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries or any director or officer of the Company or any of its Subsidiaries (in their capacity as such) or, to the Knowledge of the Company, any other Person for whom the Company or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority. SECTION 3.08. Compliance with Laws; Permits. (a) The Company and each of its Subsidiaries are, and have been since January 1, 2022, (i) in compliance with all federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules and regulations enacted or adopted by any Governmental Authority (collectively, “Laws”), Judgments and Permits, in each case, applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) have not received from any Governmental Authority any written or, to the Knowledge of the Company, oral, notice or communication of any noncompliance with any such Laws, except for any such noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. (b) The Company and each of its Subsidiaries hold all valid licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities necessary for the lawful conduct of their respective businesses as each such business is currently conducted, including in relation to the operation of any Vessels (collectively, “Permits”), except (x) for those Permits that are the responsibility of the counterparties to obtain pursuant to the forms of any charter agreements or (y) where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The operation of the business of the Company and each of its Subsidiaries as currently conducted is not, and has not been since January 1, 2023, in violation of, nor are the Company or any of its Subsidiaries in default or violation under, any Permits and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any terms, condition or provision of any Permit, except where such default or violation of such Permit would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All such Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. SECTION 3.09. Anti-Corruption; Sanctions; Anti-Money Laundering. (a) Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees or, to the Knowledge of the Company, agents or other Representatives authorized to act on behalf of the Company or any of its Subsidiaries, are in violation, or in the past five (5) years have been in violation, of any Anti-Bribery Laws. Without limiting the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective directors officers, employees or, agents or other Representatives authorized to act on behalf of the Company or any of its Subsidiaries, has directly or knowingly indirectly made, caused, approved or authorized to be made any corrupt Payments, (i) to or for the use or benefit of any Government Official, (ii) to any other Person either for an advance or reimbursement, if it knows or has reason to know that any part of such Payment will be directly or indirectly given or paid by such other Person, or will reimburse such other Person for Payments previously made, to any Government Official or (iii) to any other Person, to obtain or keep business or to secure some other improper advantage in violation of Anti-Bribery Laws. The Company has policies, procedures and controls that are reasonably designed to promote compliance by the Company, its Subsidiaries, and their respective directors, officers, employees, agents and other Representatives authorized to act on behalf of the Company or its Subsidiaries with Anti-Bribery Laws. (b) Neither the Company nor any of its Subsidiaries, nor any of their respective officers directors, employees or, to the Knowledge of the Company, agents or other Persons acting on behalf of the Company

13 EU-DOCS\55822557.12 or any of its Subsidiaries, is a Sanctioned Person. Since April 24, 2019, neither the Company nor its Subsidiaries, nor any of their respective directors, officers, employees or, to the Knowledge of the Company, agents or other Representatives acting on behalf of the Company or any of its Subsidiaries, (i) has violated in any material respect applicable Sanctions or applicable Anti-Money Laundering Laws; or (ii) has had any transactions, business, or financial dealings that involved, directly or indirectly, a Sanctioned Person or Sanctioned Jurisdiction, in violation of applicable Sanctions. None of the Company or any of its Subsidiaries has taken any action that would, or would reasonably be expected to, result in it becoming a Sanctioned Person. (c) No legal or administrative proceeding, suit, arbitration or action or, to the Knowledge of the Company, investigation, by or before any Governmental Authority involving the Company, any of its Subsidiaries, or any of their respective directors, officers, employees or, to the Knowledge of the Company, agents or other Representatives authorized to act on behalf of the Company or any of its Subsidiaries, with respect to compliance with Anti-Money Laundering Laws, Anti-Bribery Laws or Sanctions is currently, or in the past five (5) years has been, pending or, to the Knowledge of the Company, threatened. SECTION 3.10. Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (a) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate, and all Taxes owed by the Company and each of its Subsidiaries that are due have been timely and fully paid (whether or not shown on a Tax Return), other than any such Taxes that are being contested in good faith or have been adequately reserved against in accordance with GAAP. (b) As of the date of this Agreement, the Company and each of its Subsidiaries has not received written notice of any pending or, to the Knowledge of the Company, threatened audits, examinations, enquiries investigations, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries. No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been informed in writing by a Governmental Authority in a jurisdiction in which the Company or any of its Subsidiaries currently does not file Tax Returns that the Company or any of its Subsidiaries, as the case may be, is or may be subject to Tax in such jurisdiction. (c) The Company and each of its Subsidiaries has timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, creditor, shareholder, independent contractor or other third-party in accordance with applicable Law. (d) The Company and each of its Subsidiaries has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates. (e) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens. (f) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law). (g) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes, which waiver or agreement, as applicable, remains in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

14 EU-DOCS\55822557.12 (h) Neither the Company nor any of its Subsidiaries has any liability for Taxes of another Person (other than the Company or any of its current or former Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or successor or by contract (other than any contract that does not relate principally to Taxes). (i) To the Knowledge of the Company, the Company will not be required to include amounts in income, or exclude items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing other than in the ordinary course of business or (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date. (j) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement other than (i) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or (ii) customary Tax indemnification provisions in Contracts the primary purpose of which does not relate to Taxes. (k) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2). (l) In relation to the issuance or acquisition of any employment-related securities (as defined for the purposes of Part 7 of ITEPA 2003) or restricted securities or restricted interests in securities (as defined for the purposes of section 423 of ITEPA 2003), (i) any employment-related securities that have been issued to or otherwise acquired by or for the benefit of any employee or former employee, director or officer of the Company or any of its Subsidiaries have been issued at unrestricted market value and (ii) all acquisitions of restricted securities or restricted interests in securities where the acquirer or a person associated with the acquirer is, has been or will be an employee of the Company or any of its Subsidiaries, have been the subject of a valid election under section 431(1) of ITEPA 2003 (or their overseas equivalents), all such elections have been retained by the Company or the relevant Subsidiary, and the Company or the relevant Subsidiary has complied with all applicable PAYE obligations (or overseas equivalents) arising in connection with the making of such elections. (m) The Company has since May 1, 2024 been resident for all Tax purposes only in the United Kingdom and neither has nor has had a branch, agency or permanent establishment outside of the United Kingdom since that date. SECTION 3.11. Labor and Employee Benefits Matters. (a) The Company has provided a materially true and complete list of Employees of the Company and its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, no Senior Employee has given or received notice to terminate their employment. (b) The Company has provided a materially true and complete list of individual independent contractors engaged by the Company and its Subsidiaries and workers engaged through staffing agencies by the Company and its Subsidiaries. (c) The Company has provided the template terms and conditions of employment used by the Company and its Subsidiaries in each jurisdiction in which it operates. (d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no custom, arrangement or practice (whether contractual or non-contractual) pursuant to which Employees who are redundant or otherwise dismissed are entitled to any payment on termination of their employment (including severance or redundancy) that exceeds the statutory minimum notice, severance or redundancy entitlements.

15 EU-DOCS\55822557.12 (e) Except as expressly provided in this Agreement, the Company Share Plan or any other Company Plan set forth on Section 3.11(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any arrangement which provides that the Transaction or any change of control of the Company or any of its Subsidiaries shall entitle any present or former director, officer, Employee, worker or individual independent contractor of the Company or any of its Subsidiaries to any material payment or benefit whatsoever that is compensatory or otherwise in respect of service, or the acceleration of any material payment or benefit that is compensatory or otherwise in respect of service. (f) Section 3.11(f) of the Company Disclosure Letter sets forth all benefit plans, policies and rules relating to material remuneration or material employee benefits and material compensation plans currently operated by the Company and its Subsidiaries for any Employees, including any (i) share incentive, share option, or other share incentive arrangement and (ii) bonus, commission, overtime or other incentive schemes (each, a “Company Plan”). Except as would not reasonably be expected have, individually or in the aggregate, a Material Adverse Effect, all Company Plans set forth on Section 3.11(f) of the Company Disclosure Letter are currently and have for the past three (3) years been operated in all respects in accordance with applicable Laws. (g) Except as set forth on Section 3.11(g) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) is a party to any collective bargaining agreement or other labor related agreement with any trade union, works council or any other employee representative body (each, a “Collective Bargaining Agreement”); or (ii) recognizes or certifies any trade union, works council or any other employee representative body and neither the Company nor any of its Subsidiaries has received a written request for recognition as the bargaining representative of any Employees from a trade union, works council or other employee representative body in the two years prior to the date of this Agreement. Neither the Company nor any of its Subsidiaries is involved in any strike or industrial or trade dispute or any dispute or negotiation with any trade union, works council, or employee representative body representing the Employees, except as would not reasonably be expected to have a Material Adverse Effect. (h) The Company and each of its Subsidiaries is in compliance in all respects with applicable Laws in relation to applicants for employment, its Employees and former employees, workers, individual independent contractors, including all other applicable Laws relating to terms and conditions of employment, health and safety, wages, holiday pay and the calculation of holiday pay, absence and working time, immigration, discrimination, disability rights or benefits, equal pay and equal opportunities and labour relations, in each case, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. (i) Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or as required by applicable Law, (i) Section 3.11(i) of the Company Disclosure Letter sets forth any obligation, agreement or arrangement (whether funded or unfunded) which the Company or any of its Subsidiaries contributes to or has in the past six (6) years contributed to or is currently liable or may reasonably be expected to become liable, and under which benefits are payable on retirement, termination of employment or on death (whether accidental or not), and (ii) all such obligations, agreements and arrangements set forth on Section 3.11(i) of the Company Disclosure Letter comply with and are managed in accordance with their governing documentation and applicable Laws. (j) Other than the Company Share Plan, there are no material incentive plans (including, but not limited to, share option plans, long-term incentive plans, restricted share plans, savings plans, share incentive plans, and phantom plans) involving rights to acquire securities of the Company or any of its Subsidiaries, interest in such securities, or options to purchase such securities under which any current or former Employees, officers, individual consultants, workers or individual independent contractors of the Company or any of its Subsidiaries participate or are eligible to participate. (k) Neither the Company nor any of its Subsidiaries has established, operates or has operated any employee benefit trust, and no employee benefit trust nor any other third party has made any payment or loan to, made available or transferred assets to, or earmarked any assets (however informally) for the benefit of any employee or former employee of the Company or any of its Subsidiaries (or any associate of such employee or former employee) such as would fall within Part 7A of ITEPA 2003.

16 EU-DOCS\55822557.12 (l) Neither the Company nor any of its Subsidiaries is, or in the past six (6) years has been, an employer in relation to, participated in, or had any liability (whether prospective, contingent or otherwise) to or in respect of a pension scheme which is not a money purchase pension scheme, as defined under section 181(1) of the United Kingdom Pension Schemes Act 1993. (m) Neither the Company nor any of its Subsidiaries has been an “associate” of or “connected” with (with the meanings given to them in sections 435 and 249 of the United Kingdom Insolvency Act 1986 respectively) any person who is or has been an employer in relation to a pension scheme to which section 32, 43, 47 or 58 of the United Kingdom Pensions Act 2004 applies. (n) No Employee has previously transferred to any of the Company or any of its Subsidiaries pursuant to the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 (as amended) who prior to such transfer participated in a defined benefit pension scheme that made provision for benefits other than related to old age, invalidity or on death. SECTION 3.12. Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and has been since February 22, 2022, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice of violation, claim, settlement or order since February 22, 2022 alleging that the Company or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, (b) the Company and each of its Subsidiaries possesses and is, and has been since February 22, 2022, in compliance with all Permits required under Environmental Laws for the operation of their respective businesses as currently conducted (“Environmental Permits”), (c) there has been no known or threatened Release of any Hazardous Materials for which the Company or any of its Subsidiaries would reasonably be expected to be liable, (d) neither the Company nor any of its Subsidiaries has assumed or retained by contract any obligation or liability under any Environmental Law or concerning any Hazardous Materials, (e) there are no Liens or Actions under or pursuant to any Environmental Law or Environmental Permit that are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (f) neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are outstanding obligations on the part of the Company or its Subsidiaries arising under Environmental Laws and (g) the Company has delivered or otherwise made available for inspection to Parent and its Representatives prior to the date of this Agreement true, complete and correct copies of any written environmental reports, audits, and site assessments completed since February 22, 2022 in the possession of the Company or any of its Subsidiaries pertaining to (i) any liabilities under Environmental Law, (ii) any Release of Hazardous Materials by the Company or any of its Subsidiaries or at any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries, or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws, in each case of clause (i) through (iii), solely to the extent such liabilities, Release or failure to comply would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. SECTION 3.13. Intellectual Property. (a) The Company does not own any material Intellectual Property that is the subject of any application or registration. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own, possess or have sufficient, valid and enforceable rights to use all Intellectual Property used or held for use in, or necessary to the conduct of the business of the Company and its Subsidiaries as currently conducted (such Intellectual Property, the “Business IP”); provided that nothing in this Section 3.13(a) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Sections 3.13(b) and 3.13(c). All Intellectual Property that is owned by the Company or any of its Subsidiaries that is registered or issued is subsisting and, to the Knowledge of the Company, valid and enforceable, and there are no pending or threatened (in writing) legal or administrative proceedings, suits, arbitrations or actions involving the Company or any of its Subsidiaries in which the validity or enforceability of any such Intellectual Property is being challenged or contested. (b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are, and since January 1, 2024, there have been, no claims or other Actions pending or, to the Knowledge of the Company, threatened (i) challenging the ownership, enforceability, scope, validity or use by

17 EU-DOCS\55822557.12 the Company or any of its Subsidiaries of any Intellectual Property owned by the Company or any of its Subsidiaries or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the Intellectual Property rights of any Person. (c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, no Person is misappropriating, violating or infringing, or has misappropriated, violated or infringed, any Intellectual Property owned by the Company or any of its Subsidiaries, (ii) since January 1, 2024, there have been no claims or Actions instituted or threatened in writing by the Company or one of its Subsidiaries against any Person alleging misappropriation, violation or infringement of any Intellectual Property owned by the Company or any of its Subsidiaries and (iii) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted has not violated, misappropriated or infringed the Intellectual Property rights of any other Person. (d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries take and have taken reasonable steps to protect the confidentiality of trade secrets included in the Business IP. (e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries is, and has been since January 1, 2024, in compliance with all of the Company’s publicly posted privacy policies and all applicable Laws, in each case, relating to data protection or the privacy, security, collection, use, storage, processing and disclosure of Personal Information, and since January 1, 2024, no claim or Action alleging a violation of any such policies or Laws has been received or threatened in writing against the Company or its Subsidiaries. (f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company IT Assets are sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries have taken commercially reasonable steps designed to maintain and protect the integrity, security, confidentiality and operation of their information technology systems, computers, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other Company IT Assets (including by implementing and maintaining a commercially reasonable security program) and, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2024, there has been no (i) failure in, disruption of, unauthorized access to or use or breach of any Company IT Assets (or any software, information or data stored or processed thereon) or (ii) breach of information security or cybersecurity incident affecting the operation of the business of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the software used or held for use in the operation of the business of the Company and its Subsidiaries does not contain any device or feature designed to disrupt, disable, or otherwise impair the functioning of any such software or any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device” or other code or routines that permit unauthorized access or use or the unauthorized disablement or erasure of such software, Company IT Assets or information or other data. SECTION 3.14. Anti-Takeover Provisions. Except for the provisions of Section 106(6) of the Bermuda Companies Act concerning the right of holders of Common Shares to require appraisal of their Common Shares pursuant to the Bermuda Companies Act, no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Company with respect to this Agreement or the Merger. SECTION 3.15. Contracts. (a) Except for (A) this Agreement and (B) each Contract filed as an exhibit to the Filed SEC Documents, Section 3.15(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans), whether or not scheduled: (i) is required to be filed as an exhibit to the Company’s Annual Report on Form 20- F pursuant to Instruction 4 under “Instructions as to Exhibits” of Form 20-F;

18 EU-DOCS\55822557.12 (ii) relates to the formation or management of any joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, but excluding any partnership that is wholly owned by the Company or any of its wholly owned Subsidiaries; (iii) under which the Company or any of its Subsidiaries has directly or indirectly incurred or guaranteed or assumed indebtedness for borrowed money of another Person (other than any wholly owned Subsidiary of the Company), in each case having an outstanding or committed amount in excess of $2,000,000 individually or $10,000,000 in the aggregate; (iv) has been entered into since January 1, 2024, and involves the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business or any assets (other than, in each case, any Vessels), in each case, for aggregate consideration under such Contract in excess of $5,000,000 (excluding, for the avoidance of doubt, acquisitions or dispositions of supplies, equipment, products, properties or other assets in the ordinary course of business or dispositions of supplies, equipment, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or any of its Subsidiaries, other than, in each case, any Vessels); (v) contains provisions that prohibit the Company or any of its Affiliates during any period of time from competing or engaging in any line of business or prevent the Company or any Affiliate of the Company from entering any territory, market or field or freely engaging in business anywhere in the world, in each case, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 60 days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty; (vi) (A) is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries or any Person “beneficially owning” (within the meaning of Rule 13d-3 of the Exchange Act) 10% or more of the outstanding Common Shares (other than Parent or any of its Affiliates), on the other hand or (B) is required to be disclosed pursuant to Item 7.B. of Form 20-F; (vii) is a ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition or construction Contract entered into since January 1, 2022 for (A) vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, the Company or any of its Subsidiaries (“Newbuildings”) or (B) second hand vessels, in each case contracted for by the Company or any of its Subsidiaries; (viii) has otherwise been entered into since January 1, 2022, with respect to Newbuildings of the Company or any of its Subsidiaries and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements; (ix) contains any “most favored nations,” exclusivity or similar right or undertaking in favor of any party other than the Company and its Subsidiaries with respect to any material goods or services purchased or sold by the Company or its Subsidiaries and that would bind Parent or any of its Subsidiaries following the Closing Date; (x) is with any third-party which provides operating and maintenance, asset management or other similar project-level services to the Company or any of its Subsidiaries, that involved payments by the Company or any of its Subsidiaries during either of the years ended December 31, 2023 or December 31, 2024 in excess of $5,000,000 in the aggregate for each such year; (xi) is any lease, sublease or similar Contract with any Person under which the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use to any Person, any interests in real property;

19 EU-DOCS\55822557.12 (xii) would reasonably be expected to provide for the payment by the Company of more than $5,000,000 that is not terminable at will by the Company or any of its Subsidiaries (or by Parent and the Surviving Company following the Closing Date) on less than 60 days’ notice without payment by the Company or any Subsidiary of the Company of any penalty; (xiii) is any material settlement or compromise of any Action with liability that remains outstanding relating to the Company or any of its Subsidiaries that would materially and adversely impact the business currently being conducted by the Company or any of its Subsidiaries at or following the Closing Date; (xiv) is any currency, interest rate or other hedge, swap or other derivative Contract; (xv) is a revenue-generating Contract with a Customer; (xvi) is a pool arrangement or management agreement with respect to any Vessel; (xvii) requires capital expenditures in excess of $5,000,000 individually or $15,000,000 in the aggregate; (xviii) is a Collective Bargaining Agreement; (xix) is a Contract with a third-party for the charter of any Vessel with a term of greater than 6 months (taking into account any extension options), other than those Contracts disclosed pursuant to clause (xv) above; or (xx) is a Contract to which the Company or any of its Subsidiaries is granted or grants a license or other rights in or to use Intellectual Property that is material to the business of the Company and its Subsidiaries, other than (A) non-exclusive, generally available “off-the-shelf” software licenses on commercially available and standard terms, in each case with annual license, maintenance, support and other fees of no more than $5,000,000 in the aggregate and (B) non-exclusive licenses granted in the ordinary course of business. (b) True and complete copies of each Material Contract (including any amendments thereto) entered into prior to the date of this Agreement have been made available to Parent and Merger Sub or will be made available to Parent and Merger Sub promptly after the date hereof, and in no event later than ten days after the date hereof. Each Material Contract is valid and binding on the Company or its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and is enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception. Except as would not, individually or in the aggregate, reasonably be expected to be have a Material Adverse Effect (i) the Company and each of its Subsidiaries, as applicable, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract and is not in breach of or default under such Material Contract, (ii) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract and (iii) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract. From January 1, 2024 to the date of this Agreement, neither the Company nor any of its Subsidiaries have received written notice or, to the Knowledge of the Company, any other notice, from any other party to any Material Contract that it intends to (A) terminate such Material Contract or (B) seek to change, materially and adversely, the terms and conditions of such Material Contract. SECTION 3.16. Insurance. Except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or hold policies of insurance with financially sound and

20 EU-DOCS\55822557.12 reputable insurers, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries. Except as would not, in the aggregate, reasonably be expected to have a Material Adverse Effect, all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, all premiums due have been paid in full, no insurance claim has been disputed or denied by the applicable insurer, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or a default by any insured thereunder. SECTION 3.17. Opinion of Financial Advisor. Evercore Group L.L.C. (“Evercore”) rendered an oral opinion to the Special Committee, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be received by holders of the Common Shares in the Merger is fair, from a financial point of view, to such holders (other than Guarantor, Parent, Merger Sub and their Affiliates). The Special Committee has provided such opinion to the Company Board for the information of the Company Board in its capacity as such in connection with its evaluation of the Merger. The Company shall provide to Parent, solely for informational purposes, a copy of such written opinion promptly following the execution of this Agreement. SECTION 3.18. Brokers and Other Advisors. Except for Evercore, the fees (the aggregate amount of which has been disclosed to Parent’s Representatives in writing on or prior to the date hereof) and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. SECTION 3.19. Vessels; Maritime Matters. (a) Section 3.19 of the Company Disclosure Letter contains a true, complete and accurate list, as of the date of this Agreement, (i) all vessels wholly owned by the Company or any of its Subsidiaries (the “Wholly Owned Vessels”), (ii) all vessels chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Leased Vessels”) or (iii) any other vessels in which the Company or any of its Subsidiaries have an ownership interest (together with the Wholly Owned Vessels and the Leased Vessels, the “Vessels”), including the name, registered owner, gross tonnage, year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market) and manager (commercial or technical) of each Vessel. (b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Vessel is (i) seaworthy, (ii) has been class maintained without any outstanding conditions or recommendations that have not been complied with under the terms thereof, (iii) operated in compliance with all applicable Maritime Guidelines and Laws, (iv) has all national and international operating and trading certificates, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, (v) properly registered in the name of the legal owner under and pursuant to the flag and law of each Vessel’s applicable country of flagship, and, to the Knowledge of the Company, all fees due and payable in connection with such registration have been paid and (vi) is supplied with spare parts at levels consistent with operational needs as reasonably determined by the Company or its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries are qualified to own and operate its Wholly Owned Vessels under applicable Laws, including the Laws of each Wholly Owned Vessel’s flag state. (c) Each Vessel is classed by a classification society that is a member of the International Association of Classification Societies and possesses class and trading certificates that are free from overdue conditions or recommendations affecting class and that are valid through the date of this Agreement and, to the Knowledge of the Company, no event has occurred and no outstanding condition exists that would cause such Vessel’s class to be suspended or withdrawn.

21 EU-DOCS\55822557.12 (d) No Vessel (i) is under arrest or otherwise detained or (ii) other than in the ordinary course of business, is in possession of any Person (other than such Vessel’s master and crew). (e) To the Knowledge of the Company, no blacklisting or boycotting of any type exists in respect of any Vessel. (f) There are no outstanding options or other rights to purchase any Vessel. (g) With respect to each of the Wholly Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens. SECTION 3.20. Title to Properties and Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have good and valid title to, or, if applicable, valid leasehold interests in, or valid and enforceable licenses or rights to use, all of the Company’s and its Subsidiaries’ properties and assets (other than, in each case, Vessels, which are the subject of Section 3.19), in each case as such property or asset is currently being used. SECTION 3.21. Customers. Section 3.21 of the Company Disclosure Letter sets forth a true and complete list of each customer who was one of the ten largest sources of revenue for the Company and its Subsidiaries during the fiscal year ended December 31, 2024 based on the amounts paid or payable through such date (each, a “Customer”). SECTION 3.22. No Other Representations or Warranties. (a) Except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives or Affiliates of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties expressly made by the Company in this Article III, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives or Affiliates with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses or (ii) any oral, written or other information presented or provided to Parent, Merger Sub or any of their respective Representatives or Affiliates in the course of their due diligence investigation of the Company and its Subsidiaries, the negotiation of this Agreement or the course of the Transactions. (b) Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that neither Parent nor Merger Sub, nor any Affiliate or Representative of either of them, has made or is making any representation or warranty relating to Parent, any of its Subsidiaries or Merger Sub, whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent and its Subsidiaries furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in Article IV. ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB Parent and Merger Sub, from and after the date on which it becomes a party to this Agreement, jointly and severally represent and warrant to the Company that, except as set forth in the disclosure letter delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information,

22 EU-DOCS\55822557.12 item or matter set forth on one section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information, item or matter is relevant to such other section or subsection): SECTION 4.01. Organization; Standing. Parent is a nonresident domestic corporation, validly existing and in good standing under the Laws of Liberia and Merger Sub is duly organized, existing and in good standing under the Laws of Bermuda. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. SECTION 4.02. Authority; Noncontravention. (a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and (in respect of Merger Sub only) the Statutory Merger Agreement and to perform its obligations hereunder and, subject to obtaining the Merger Sub Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Statutory Merger Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been unanimously authorized and approved by each of the Parent Board and the Merger Sub Board, as applicable, and, except for executing and delivering the Statutory Merger Agreement, filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act and obtaining the Merger Sub Shareholder Approval (which approval shall be provided by the written consent of Parent as promptly as practicable following the execution of this Agreement) and Governmental Approvals, no other action (including any shareholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Statutory Merger Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception. (b) The Parent Board has, and the Merger Sub Board has unanimously, (i) determined that this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, on the terms and subject to the conditions set forth herein, are fair to, and in the best interest of, Parent and Merger Sub and (ii) adopted resolutions that have approved and declared advisable this Agreement, the Statutory Merger Agreement and the Transactions, and, as of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way. (c) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificates or articles of incorporation, memorandum of association, bye-laws or other comparable charter or organizational documents of (A) Parent or Merger Sub or (B) any of Parent’s other Subsidiaries or (ii) assuming that the Governmental Approvals and, in the case of Merger Sub, the Merger Sub Shareholder Approval are obtained, the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired, in each case prior to the Effective Time, (w) violate any Law applicable to Parent or Merger Sub, (x) violate or constitute a default under (with or without notice or lapse of time or both) any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries, as applicable, are bound or give rise to any right to terminate, cancel, amend, modify or accelerate Parent’s or, if applicable, any of its Subsidiaries’, rights or obligations under any such Contract, (y) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which Parent or Merger Sub is bound or (z) result in the creation of any Lien on any properties or

23 EU-DOCS\55822557.12 assets of Parent or any of its Subsidiaries, except, in the case of clauses (i)(B) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. (d) The Merger Sub Shareholder Approval (which approval shall be provided by the written consent of Parent as contemplated by Section 4.02(a)) is the only vote or approval of the holders of any class or series of shares of Merger Sub that is necessary to approve this Agreement, the Statutory Merger Agreement and the Merger. SECTION 4.03. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Schedule 13E-3 (including the Proxy Statement therein), (b) compliance with the rules and regulations of the New York Stock Exchange and the Euronext Growth Oslo, (c) the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act, (d) Consents, filings, declarations or registrations as are required to be made or obtained under applicable Antitrust Laws and (e) compliance with any applicable state securities or blue sky laws, no Consent of, or filing, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other Consents, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. SECTION 4.04. Ownership and Operations of Merger Sub and Parent. Parent owns beneficially and of record all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was incorporated solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incidental to its incorporation and those in furtherance of the Transactions, and prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions. Guarantor owns beneficially and of record all of the issued and outstanding shares of Parent, free and clear of all Liens. SECTION 4.05. Financing. Parent will have, at the Closing, funds sufficient in amount for Parent, Merger Sub and the Surviving Company to (i) make the payment of all amounts pursuant to Article II in connection with consummation of the Merger, including, without limitation, the Merger Consideration and all amounts owed to holders of Company Options and Company RSU Awards required to be paid pursuant to Section 2.03; (ii) pay all amounts in connection with the refinancing or repayment of any outstanding Indebtedness that becomes due and payable as a result of the Transactions; (iii) fees and expenses required to be paid at or in connection with the Closing by Parent, Merger Sub and the Surviving Company in connection with the transactions contemplated hereby; and (iv) satisfy all other payment obligations of Parent, Merger Sub and the Surviving Company contemplated hereunder required to be made at or in connection with the Closing. Neither Parent’s nor Merger Sub’s obligation (or those of any of their respective Affiliates) to consummate the Merger or any of the other transactions contemplated by this Agreement are in any way contingent upon or otherwise subject to the consummation of any financing arrangements, Parent’s or Merger Sub’s obtaining (or any of their respective Affiliates obtaining) any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub (or to any of their respective Affiliates). SECTION 4.06. Certain Arrangements. Other than the Support Agreement, as of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal. SECTION 4.07. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent. SECTION 4.08. No Other Representations or Warranties. (a) Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its

24 EU-DOCS\55822557.12 Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby agree and acknowledge that (a) neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and Parent and Merger Sub are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, including with respect to any information made available to Parent, Merger Sub or any of their respective Representatives or Affiliates or any information developed by Parent, Merger Sub or any of their respective Representatives or Affiliates based thereon and (b) neither the Company nor any of its Subsidiaries, nor any other Person, will have or be subject to any liability to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives or Affiliates, or the use by Parent, Merger Sub or any of their respective Representatives or Affiliates, of any information made available to Parent, Merger Sub or any of their respective Representatives or Affiliates, including in any “data rooms” or management presentations, in anticipation or contemplation of any of the Transactions. Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the results of their own independent investigation and have not relied on any express or implied representations or warranties regarding the Company or any of its Subsidiaries other than those expressly set forth in Article III. (b) Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV, neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. SECTION 4.09. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and the joint venture entities and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that (a) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, (b) Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forward-looking information or business plans), and (c) Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except in respect of the representations and warranties expressly set forth in Article III or for fraud. SECTION 4.10. Information Supplied. The information supplied or to be supplied by or on behalf of Parent or Merger Sub in writing expressly for inclusion in the Schedule 13E-3 (including any amendment or supplement thereto, the Proxy Statement included therein and any document incorporated by reference therein) shall not, on the date the Schedule 13E-3 is filed with the SEC, the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 13E-3. SECTION 4.11. Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no (a) pending or, to the

25 EU-DOCS\55822557.12 Knowledge of Parent and Merger Sub, threatened in writing, legal or administrative proceeding, suit, arbitration or action or, to the Knowledge of Parent and Merger Sub, investigation against Parent or Merger Sub or (b) outstanding Judgment imposed upon Parent or any of its Subsidiaries or any director or officer of Parent or any of its Subsidiaries (in their capacity as such) or, to the Knowledge of Parent, any other Person for whom Parent or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority. SECTION 4.12. Ownership of Common Shares. Except as disclosed in the Schedule 13G with respect to the Company filed by Guarantor on February 7, 2024, as of the date of this Agreement, none of Parent, Merger Sub or any of their Affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act) or is a party to any Contract, other arrangement or understanding (whether written or oral) (other than this Agreement and the Support Agreement) for the purpose of acquiring, holding, voting or disposing of any Common Shares. ARTICLE V ADDITIONAL COVENANTS AND AGREEMENTS SECTION 5.01. Conduct of Business. (a) Except as required by applicable Law, or Judgment, as expressly required by this Agreement or as described in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is validly terminated pursuant to Section 7.01), unless Parent otherwise expressly consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to (i) carry on its business in all material respects in the ordinary course of business and (ii) to the extent consistent with the foregoing preserve intact in all material respects, its and each of its Subsidiaries’ business organizations, existing relations with key customers, suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships and the goodwill and reputation of the Company’s and its Subsidiaries’ respective businesses. (b) Except as required by applicable Law or Judgment, as expressly required by this Agreement or as described in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is validly terminated pursuant to Section 7.01), unless Parent otherwise expressly consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to: (i) issue, sell, transfer, pledge, dispose of, grant or authorize the issuance, sale, transfer, pledge, disposition or grant of, any shares or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares or other equity or voting interests, or any rights, warrants or options to purchase any shares or other equity or voting interests or amend any previously issued equity compensation awards; provided that the Company may (x) with the approval of the Company Board (or a duly authorized and delegated committee thereof), make awards under the Company Share Plan in the ordinary course of business consistent with past practice and (y) issue Common Shares or other securities as required pursuant to the vesting, settlement or exercise of Company Awards or other equity awards or Company Rights outstanding on the date of this Agreement in accordance with the terms of the applicable Company Award, other equity award or Company Right in effect on the date of this Agreement; (ii) redeem, purchase or otherwise acquire, directly or indirectly, any outstanding Common Shares or other equity or voting interests of the Company or any rights, warrants or options to acquire any Common Shares or other equity or voting interests of the Company or its Subsidiaries, except (x) pursuant to the awards under the Company Share Plan issued in accordance with Section 5.01(b)(i), Company Awards outstanding on the date of this Agreement or other equity award or Company Right in effect on the date of this Agreement, in each case, in accordance with their terms or (y) in connection with the satisfaction of Tax withholding obligations with respect to Company Awards or exercise through net settlement of any Company Option;

26 EU-DOCS\55822557.12 (iii) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Common Shares or other equity or voting interests of, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any equity interests of the Company or any of its Subsidiaries, in each case, other than (A) with respect to the Company, with the approval of the Company Board, regular quarterly cash distributions paid during the fourth quarter of 2025 and the first quarter of 2026 not to exceed the amount duly authorized and approved by the Company Board per Common Share in each case with customary declaration, record and payment dates consistent with past practice and corresponding Dividend Equivalents in respect of each Company RSU Award and corresponding adjustments to exercise price in respect of each Company Option (or other comparable Dividend Equivalents or adjustments in respect of awards under the Company Share Plan issued in accordance with Section 5.01(b)(i), as applicable), and (B) dividends or distributions from wholly owned Subsidiaries of the Company to other wholly owned Subsidiaries of the Company or to the Company; (iv) split, combine, subdivide or reclassify any Common Shares or other equity or voting interests of the Company or any non-wholly owned Subsidiaries of the Company; (v) (A) amend the Company Organizational Documents or (B) amend in any material respect the comparable organizational documents of any of the Subsidiaries of the Company in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions; (vi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among the Company and any wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company); (vii) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy; (viii) enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party; (ix) redeem, repurchase, prepay, repay, defease, incur, issue, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness (other than Permitted Indebtedness) or sell any debt securities, enter into a debt facility or otherwise incur any debt (to the extent not covered by the foregoing) or calls, options, warrants or other rights to acquire debt securities (directly, contingently or otherwise); (x) (A) waive, cancel, forgive, release, settle or assign any material Indebtedness (other than Indebtedness solely among the Company or any Subsidiary of the Company owed to the Company) of a Subsidiary of the Company or any material claims held by the Company or any Subsidiary of the Company against any Person or (B) grant any new material refunds, credits, rebates or allowances to any customers; (xi) make any loans to any other Person, except for loans among the Company and any Subsidiary of the Company or de minimis loans to Employees in the ordinary course of business consistent with past practice; (xii) (A) acquire a vessel or enter into a contract to acquire a vessel or (B) sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Vessel or any of its other material properties or assets (including Common Shares or other equity interests of the Company or any Subsidiary of the Company), except (1) pursuant to existing

27 EU-DOCS\55822557.12 agreements in effect prior to the execution of this Agreement, (2) dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (3) for transactions among the Company and any Subsidiary of the Company, and (4) voyage charters of the Vessels or time charters of the Vessels of a firm period duration of twelve (12) months or less, in each case, in the ordinary course of business; (xiii) (A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer, or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any material Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to service providers for use for the benefit of the Company or the Subsidiaries of the Company; or (B) disclose to any third parties any trade secrets or material confidential information of the Company or any Subsidiary of the Company, except pursuant to reasonable protective confidentiality agreements; (xiv) (A) compromise or settle any Action made or pending by or against the Company or any Subsidiary of the Company (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (1) (aa) is made in the ordinary course of business or (bb) involves the payment by the Company of an amount not in excess of $5,000,000 for any single Action (excluding any amounts that insurance companies have agreed to pay under existing insurance policies), and (2) do not involve an admission of guilt or impose any injunctive or other non-monetary remedy or a material restriction on the Company or any Subsidiary of the Company (other than customary release, confidentiality and non-disparagement obligations) or (B) commence any material Action, other than in the ordinary course of business; (xv) except for capital expenditures (A) incurred in the ordinary course of business in accordance with the Company’s budget plan approved by the Company Board prior to the execution of this Agreement or (B) that are reasonably incurred to protect the health and safety of employees, consultants, customers, suppliers or others having business dealings with the Company or the safety of Vessels and/or their cargo, make any new capital expenditure or expenditures in excess of $5,000,000; (xvi) except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other clause of this Section 5.01(b)(xvi), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (B) materially modify, materially amend or terminate or fail to renew any Material Contract, or waive, release, assign or fail to enforce any material rights or claims thereunder in a manner that is adverse to the Company or any Subsidiary of the Company (provided, that, notwithstanding anything to the contrary herein, the Company and any Subsidiary of the Company shall be permitted to enter into voyage charters of the Vessels or time charters of the Vessels of a firm period duration of twelve (12) months or less, in each case, in the ordinary course of business); (xvii) materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies; (xviii) create any Subsidiary except in the ordinary course of business; (xix) recognize any labor union, works council or other employee representative body as the representative of any employees of the Company or Subsidiary of the Company or negotiate or enter into an agreement with any trade union, works council or other employee representative body, in any case except as required by applicable Law or Judgment or as provided in any Collective Bargaining Agreement; (xx) except as required by any Collective Bargaining Agreement or the existing terms of a Company Plan, make any material change to the terms and conditions of any Company Award or the Company Share Plan, or introduce any new equity incentive plan, in each case, other than in the ordinary course of business consistent with past practice;

28 EU-DOCS\55822557.12 (xxi) make any material change to the terms and conditions of employment of any Senior Employee, other than as required by Law or Judgment or the terms of any Collective Bargaining Agreement, Company Plan or other labor-related agreement, or in the ordinary course of business consistent with past practice; (xxii) terminate the employment of any Senior Employee, other than for gross misconduct; (xxiii) (A) file a material amendment to a material Tax Return, (B) make an amendment to or rescission of any material Tax election which has been submitted has been submitted to or filed with a Governmental Authority, (C) enter into any closing agreement, settle any claim or assessment in respect of material Taxes other than as required by applicable Law or pursuant to a direction by any Governmental Authority, or (D) extend or waive, or agree to extend or waive, any statute of limitation with respect to the assessment, determination or collection of material Taxes; (xxiv) change its Tax residence; (xxv) (A) enter into any waiver, assignment, compromise, settlement or release with respect to any material proceedings, Action or lawsuit (including any material Tax proceeding, claim or assessment) or (B) knowingly waive any material claims or rights, other than waivers granted in the ordinary course of business; (xxvi) enter into any transaction or any agreement to effect any transaction that (A) would require Parent or any of its Affiliates to make any filing with any Governmental Authority or (B) would require the consent of, notice to or filing with any Governmental Authority in connection with the Transactions; or (xxvii) authorize any of, or commit or agree, in writing, to take any of, the foregoing actions. (c) None of the Company, Parent or Merger Sub shall knowingly take or permit any of their respective Affiliates to take any action that would reasonably be expected to prevent or to impede, or delay in any material respect the consummation of the Transactions (other than as expressly permitted by the terms of this Agreement). (d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. (e) Notwithstanding anything to the contrary herein, the Company may, and may permit or cause any Subsidiary to, take actions as may be reasonably necessary with respect to (i) any operational or maritime emergencies (including any piracy, marine disasters, accidents involving a Vessel, hurricanes, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development), equipment failures or an immediate and material threat to the health or safety of natural Persons, property, Vessels or the environment; provided that the Company shall promptly notify Parent and Merger Sub of any such emergency situation and any actions taken in response thereto. SECTION 5.02. No Solicitation by the Company; Change in Recommendation. (a) Except as permitted by this Section 5.02, the Company shall and shall cause each of its Subsidiaries and its and their officers, employees and directors to, and shall use its reasonable best efforts to cause its other Representatives to, (i) immediately cease any discussions or negotiations with any Persons (other than Parent,

29 EU-DOCS\55822557.12 Merger Sub and their Representatives) that may be ongoing with respect to a Takeover Proposal and (ii) from the date hereof until the Effective Time (or, if earlier, the valid termination of this Agreement in accordance with Article VII), not, directly or indirectly, (A) solicit, initiate or knowingly encourage or knowingly facilitate the making of a Takeover Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information or access to its properties or assets for the purpose of encouraging or facilitating, a Takeover Proposal or (C) enter into any Company Acquisition Agreement. The Company will promptly request that each Person (other than Parent, Merger Sub and their Representatives) that has, on or prior to the date hereof, executed a confidentiality agreement in connection with its consideration of a Takeover Proposal to promptly return or destroy all confidential information furnished to such Person by or on behalf of the Company or any of its Subsidiaries or Representatives on or prior to the date hereof and shall terminate access to all data rooms furnished in connection therewith. The Company agrees that neither it nor any of its Subsidiaries shall terminate, waive, amend, release or modify any provision of any existing standstill or similar agreement to which it or one of its Subsidiaries is a party, except that prior to obtaining the Required Shareholder Approvals, if after consultation with, and taking into account the advice of, outside legal counsel, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; the Company may waive any such standstill provision solely to the extent necessary to permit a Person to make, on a confidential basis, to the Special Committee, a Takeover Proposal, or to permit any discussions or negotiations permitted by Section 5.02(b). (b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Required Shareholder Approvals the Company receives a Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02, then (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Takeover Proposal or its or their Representatives to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing and (ii) if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall promptly provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person or group of Persons given such access that was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources, including to solicit the making of a revised Takeover Proposal. (c) The Company shall promptly (and in any event within 24 hours) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal and copies of any written Takeover Proposal, including proposed agreements, and the identity of the Person or group of Persons making such Takeover Proposal, and the Company shall keep Parent reasonably informed on a prompt and timely basis of any material developments with respect to any such Takeover Proposal (including any material changes thereto) and provide to Parent on a prompt and timely basis (and in any event within 48 hours) after receipt or delivery thereof copies of all material correspondence and other written materials sent or provided to the Company or any of its Subsidiaries from any Person or group of Persons describing any of the material terms or conditions of any Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with this Section 5.02(c). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02 will be subject to the terms of the Confidentiality Agreement. (d) Neither the Company Board, the Special Committee nor any other committee of the Company Board shall (i) (A) withhold or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (B) recommend, approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal or (C) fail to include the Company Board Recommendation in the Proxy Statement (any action described in this clause (i)

30 EU-DOCS\55822557.12 being referred to as an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, amalgamation agreement or other similar agreement relating to any Takeover Proposal, in each case, whether or not binding, other than any Acceptable Confidentiality Agreement pursuant to Section 5.02(b) (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Required Shareholder Approvals are obtained, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may, if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (I) make an Adverse Recommendation Change in response to an Intervening Event or (II) if a Superior Proposal is received by the Company that did not result from any breach of this Section 5.02, make an Adverse Recommendation Change or cause the Company to terminate this Agreement pursuant to Section 7.01(d)(ii) and enter into a Company Acquisition Agreement with respect to such Superior Proposal; provided that the Company shall not be permitted to take any action set forth in clause (I) unless the Company (x) delivers to Parent a written notice (a “Company Notice”) advising Parent that the Company intends to take such action and specifying the reasons therefor and a reasonably detailed description of the underlying facts giving rise thereto and (y) during the period from the delivery of the Company Notice until 5:00 p.m. Bermuda time, on the fourth business day following the day on which the Company delivered the Company Notice (it being understood that for purposes of calculating such four business days, the first business day will be the first business day after the date of such delivery), if requested by Parent, the Company will and will cause its Representatives to, engage in good faith negotiations with Parent and its Representatives regarding any changes to the terms of this Agreement so that such Intervening Event would cease to warrant an Adverse Recommendation Change; provided, further, that the Company shall not be permitted to take any action set forth in clause (II) unless the Company (x) delivers to Parent a Company Notice, including (1) the material terms and conditions of such Takeover Proposal and the identity of the Person or group of Persons making such Takeover Proposal and (2) a copy of the most current version of the Company Acquisition Agreement (if any) with respect to such Superior Proposal, (y) during the period from the delivery of the Company Notice until 5:00 p.m. Bermuda time, on the fourth business day following the day on which the Company delivered the Company Notice (it being understood that for purposes of calculating such four business days, the first business day will be the first business day after the date of such delivery) (the “Notice Period”), if requested by Parent, the Special Committee will and will cause its Representatives to, engage in good faith negotiations with Parent and its Representatives regarding any changes to the terms of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal and (z) after the expiration of the Notice Period, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Takeover Proposal continues to constitute a Superior Proposal (it being understood and agreed that any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal will require a new Company Notice and a new two business day Notice Period (it being understood that any such two business day period will be calculated in the same manner as the initial four business day period and no such new Company Notice shall reduce the initial four business day period)). In determining whether to terminate this Agreement pursuant to Section 7.01(d)(ii) and enter into a Company Acquisition Agreement with respect to such Superior Proposal, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee will take into account any changes to the terms of this Agreement committed to in writing by Parent by 5:00 p.m., Bermuda time, on the last business day of the applicable Notice Period in response to a Company Notice. (e) Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company, the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee from (i) taking and disclosing to shareholders of the Company a position or communication contemplated by Rule 14e- 2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure or communication to shareholders of the Company that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee determines in good faith, after consultation with, and taking into account the advice of, its outside legal counsel, is required by the directors’ fiduciary duties or applicable Law (provided that none of the Company, the Company Board or the Special Committee may recommend a Takeover Proposal unless expressly permitted by this Section 5.02; and provided, further, that any such disclosure that has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation and any such disclosure that relates to a Takeover Proposal shall in each case be deemed to be an Adverse Recommendation

31 EU-DOCS\55822557.12 Change (it being understood that any “stop, look or listen” communication pursuant to Rule 14d-9(f) shall not, in and of itself, be deemed to be an Adverse Recommendation Change)). (f) As used in this Agreement, “Acceptable Confidentiality Agreement” shall mean (i) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and which does not restrict the Company from providing the access, information or data required to be provided to Parent pursuant to this Agreement, including this Section 5.02, or (ii) any confidentiality agreement entered into prior to the date of this Agreement, except that if any such confidentiality agreement would restrict the Company from providing the access, information or data required to be provided to Parent pursuant to this Agreement, including this Section 5.02, no such confidentiality agreement shall constitute an Acceptable Confidentiality Agreement unless and until it has been amended to remove any such restrictions. (g) As used in this Agreement, “Intervening Event” means any positive material event, change, effect, condition, development, fact or circumstance with respect to the Company and its Subsidiaries or their respective businesses that (i) is neither known by, nor reasonably foreseeable (with respect to magnitude or material consequences) by the Company Board or the Special Committee as of the date of this Agreement and (ii) does not relate to any Takeover Proposal; provided, that none of the following shall constitute an Intervening Event: (A) the Company or any of its Subsidiaries meeting or exceeding any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period and (B) any change in and of itself in the market price, credit rating or trading volume of shares of Common Shares on the New York Stock Exchange or Euronext Growth Oslo or any change affecting the ratings or the ratings outlook for the Company or any of its Subsidiaries (it being understood that, in each case of (A) and (B), the underlying facts or occurrences giving rise to such change may be considered an Intervening Event to the extent otherwise satisfying the terms of this definition). (h) As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal (whether or not in writing) or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition that if consummated would result in any Person or group (other than Parent and its Subsidiaries) owning 20% or more of the assets (based on the fair market value thereof, as determined in good faith by the Special Committee), revenues or net income of the Company and its Subsidiaries, taken as a whole, (ii) acquisition of Common Shares representing 20% or more of the outstanding Common Shares, (iii) tender offer or exchange offer that if consummated would result in any Person or group having beneficial ownership of Common Shares representing 20% or more of the outstanding Common Shares or (iv) merger, amalgamation, consolidation, share exchange, scheme of arrangement, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger or amalgamation involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions. (i) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal (provided that, for the purposes of this definition, references to “20%” in the definition of Takeover Proposal shall be deemed replaced with references to “50%”) that the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has determined in its good faith judgment, after consultation with, and taking into account the advice of, its financial advisor and outside legal counsel, and taking into account all relevant (in the view of the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee) legal, regulatory, financial and other aspects, including the risk and timing of consummation of such proposal and any changes to the terms of this Agreement committed to by Parent in response to such Superior Proposal, would be more favorable to the Public Shareholders than the Merger. (j) As used in this Section 5.02, “group” has the meaning ascribed to it in Rule 13d-5 promulgated under the Exchange Act. SECTION 5.03. Preparation of Schedule 13E-3.

32 EU-DOCS\55822557.12 (a) As promptly as reasonably practicable after the execution of this Agreement, the Company, Parent and Merger Sub shall, and shall cause their respective Affiliates (as applicable) to, jointly prepare and the Company shall and shall cause its Affiliates (as applicable) to file, and, to the extent the SEC or its staff indicates that it is required, Parent and Merger Sub shall, and shall cause their respective Affiliates (as applicable) to, file with the SEC the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (including all exhibits and any amendments or supplements thereto, the “Schedule 13E- 3”), including a proxy statement relating to the approval and adoption of this Agreement, the Statutory Merger Agreement and the Transactions, including the Merger, by the shareholders of the Company (including all exhibits and any amendments or supplements thereto, the “Proxy Statement”). (b) Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond (with the assistance of, and after consultation with, each other as provided by this Section 5.03(b)) promptly to any comments of the SEC with respect to the Schedule 13E-3 and to resolve comments from the SEC. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party or its Affiliates (as applicable) to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Schedule 13E-3 and the resolution of comments with respect thereto from the SEC. Each of the Company, Parent and Merger Sub shall promptly notify the other parties hereto upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E- 3 and shall provide such other parties with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. (c) If at any time prior to the Company Shareholders Meeting, any event, circumstance or information relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E- 3 so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event, circumstance or information shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that, prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party hereto and its Representatives a reasonable opportunity to comment thereon. (d) The Company shall cause the Proxy Statement and Schedule 13E-3 to be mailed to shareholders of the Company as of the record date established for the Company Shareholders Meeting as promptly as practicable after the date on which the SEC confirms that it has no further comments on the Schedule 13E-3. (e) Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by Parent, Merger Sub or the Company with respect to information supplied by the other party for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3, as applicable. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and

33 EU-DOCS\55822557.12 that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. (f) Subject to Section 5.02, the Company Board shall make the Company Board Recommendation and shall include such recommendation in the Proxy Statement. For the avoidance of doubt, nothing in this Section 5.03 shall limit or preclude the ability of the Company Board or the Special Committee to effect an Adverse Recommendation Change pursuant to and in accordance with Section 5.02. In connection with any disclosure regarding an Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Sub (i) the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement or any amendment or supplement thereto, (ii) any comments thereon or requests related thereto from, or any other filing or correspondence with, the SEC or any other Governmental Authority, in each case with respect to such disclosure, or (iii) any notification with respect to any of the foregoing. SECTION 5.04. Company Shareholders Meeting. As soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall take all necessary actions in accordance with applicable Law, the Company Organizational Documents, the rules of the New York Stock Exchange and the rules of the Euronext Growth Oslo to call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess, reconvening or postponement thereof, the “Company Shareholders Meeting”) for the purpose of obtaining the Required Shareholder Approvals (it being understood that, unless this Agreement is terminated in accordance with its terms, the requirement to hold the Company Shareholders Meeting shall not be affected by any Adverse Recommendation Change). Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Required Shareholder Approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn, recess, reconvene or postpone the Company Shareholders Meeting if, after consultation with Parent, the Company reasonably believes that (i) such adjournment, recess, reconvening or postponement is necessary to ensure that any required supplement or amendment to the Proxy Statement or Schedule 13E-3 (as determined after consultation with its outside counsel) is provided to the Company’s shareholders within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), (A) there will be an insufficient number of Common Shares present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (B) there will be an insufficient number of proxies to obtain the Required Shareholder Approvals or (iii) such adjournment, recess, reconvening or postponement is required by applicable Law or a court or other Governmental Authority of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or has been requested by the SEC or its staff; provided, that, in the case of clause (ii) above, the Company Shareholders Meeting shall not be adjourned, recessed or postponed to a date that is more than 30 days after the date on which the Company Shareholders Meeting was originally scheduled without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). The Company shall keep Parent and its Representatives reasonably apprised following the mailing of the Proxy Statement and prior to the date of the Company Shareholders Meeting (and any reconvening thereof) as to the aggregate tally of proxies received by the Company with respect to the Required Shareholder Approvals and whether such proxies have been voted affirmatively or negatively with respect to each of the proposals to be presented at the Company Shareholders Meeting. SECTION 5.05. Reasonable Best Efforts. (a) Subject to and upon the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties hereto and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing set forth in Article VI applicable to such party to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including (A) taking all such actions contemplated by the terms of the Statutory Merger Agreement, (B) otherwise preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (C) executing and delivering any

34 EU-DOCS\55822557.12 additional instruments necessary to consummate the Transactions, (ii) obtain all Consents from any Governmental Authority or third-party necessary, proper or advisable to consummate the Transactions, including any such Consents required under applicable Antitrust Laws, (iii) take all steps that are necessary, proper or advisable to avoid any Actions by any Governmental Authorities with respect to this Agreement or the Transactions and (iv) defend or contest in good faith any Action by any third- party (excluding any Governmental Authority), whether judicial or administrative, challenging this Agreement or that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.05 or elsewhere in this Agreement shall require Guarantor, Parent or Merger Sub to take or agree to take any action with respect to any of its Affiliates (including any Person in which any of its Affiliates has any debt or equity investment and any affiliated or commonly advised investment fund) or any direct or indirect portfolio companies (as such term is understood in the private equity or family office industry) thereof. (b) Notwithstanding anything to the contrary herein, the Company shall use its commercially reasonable efforts to obtain the third-party Consents listed on Section 5.05(b) of the Company Disclosure Letter (the “Required Third-Party Consents”) in connection with the consummation of the Transactions, and Guarantor and Parent shall use its commercially reasonable efforts to cooperate with the Company with respect to (i) obtaining such Required Third-Party Consents or (ii) taking such action to obviate the need for such Required Third-Party Consents, including the replacement or refinancing of any indebtedness in a manner permitted by Section 5.01(b) (and in the event any such action has resulted in the obviation of any Consent requirement with respect to any Required Third- Party Consent, such Required Third-Party Consent shall no longer be deemed to be a Required Third-Party Consent for purposes of this Section 5.05(b)). The Company shall consult with Guarantor regarding, and give Guarantor reasonable opportunity to review and comment on documents prepared in connection with, obtaining the Required Third-Party Consents. Notwithstanding the foregoing, each party hereto acknowledges and agrees that its respective obligations to effect the Transaction are not subject to any condition or contingency with respect to the receipt of any third-party Consents, except to the extent expressly set forth in Section 6.02(a). SECTION 5.06. Public Announcements. Guarantor, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not (and shall not cause or permit their respective Subsidiaries or Representatives to) issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 5.02 or to the extent related to any actual or contemplated litigation between or among the parties hereto; provided, that the foregoing shall not apply with respect to any press release or other public statement made regarding an Adverse Recommendation Change or a Takeover Proposal following an Adverse Recommendation Change. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. Notwithstanding the foregoing, Guarantor, Parent and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements. SECTION 5.07. Transfer Taxes. Except as provided in Section 2.02(b), all share transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions and imposed on Parent, Merger Sub, the Company or its Subsidiaries shall be paid by Parent, and, prior to the Effective Time, the parties hereto shall cooperate with each other in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes. SECTION 5.08. Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall (a) afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement or, except as expressly provided in Section 5.02, to any Takeover Proposal) and (b) furnish to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request, in the case of each of the foregoing clauses (a) and (b), solely for the purpose of

35 EU-DOCS\55822557.12 facilitating the consummation of the Transactions; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so could (i) violate any confidentiality restrictions with its customers, (ii) result in the disclosure of trade secrets or competitively sensitive information to any competitor of the Company or any of its Subsidiaries, (iii) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third-party, (iv) waive the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (v) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened Action against Parent or any of its Affiliates, (vi) expose the Company to risk of liability for disclosure of sensitive or personal information or (vii) involve documents or information relating to the evaluation or negotiation of this Agreement, the Transactions or, subject to Section 5.02, a Takeover Proposal or Superior Proposal as permitted under this Agreement. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and the basis for such withholding and shall use its reasonable best efforts to make appropriate substitute arrangements under circumstances in which any of the potential harms described in clauses (i) through (vi) above would not apply or, to the extent such arrangements are not feasible, to communicate, to the extent feasible, the applicable information in a way that would not result in any of the potential harms described in clauses (i) through (vii) above. All requests for information made pursuant to this Section 5.08 shall be directed to the Person designated by the Company. Until the Effective Time, all information provided by the Company and its Representatives in connection with this Agreement, including pursuant to this Section 5.08, will be subject to the terms of the non-disclosure agreement dated as of August 29, 2025, by and between the Company and Guarantor (as may in the future be amended from time to time, the “Confidentiality Agreement”). SECTION 5.09. Litigation. Subject to applicable Law, each party hereto shall give the other parties hereto the opportunity to participate, at such other party’s sole cost and expense, in the defense and settlement of any litigation against the first party or its directors relating to this Agreement, the Statutory Merger Agreement or the Transactions, and no such settlement shall be agreed to without such other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). SECTION 5.10. Employee Matters. (a) From the Closing Date until the first anniversary of the Closing Date (or, if shorter, the applicable Employee’s period of employment), except as otherwise required by applicable Law, Parent shall provide, or shall cause the Surviving Company or one of its Subsidiaries to provide, to each Employee, with the exception of any Employee covered by a Collective Bargaining Agreement, with base wages and rates of pay and target short-term (annual or shorter) cash bonus opportunities (but excluding any change-in-control, retention or similar bonus opportunities) that are, in the aggregate, no less favorable than those provided to such Employee immediately prior to the Effective Time and employee benefits (excluding equity and equity-based compensation, defined benefit pension benefits, deferred compensation and post-employment welfare benefits) that are no less favorable in the aggregate to those provided to such Employee immediately prior to the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Company or its Subsidiaries to continue to be bound by, and comply with the terms of, each Collective Bargaining Agreement, as may be amended from time to time in accordance with its terms. (b) Parent shall, or shall cause the Surviving Company or its Subsidiaries to, credit all service of all Employees with the Company, or any predecessor entity thereto, prior to the Effective Time for all purposes (including for purposes of participation, coverage, vesting and level of benefits but other than for purposes of vesting of equity or equity-based awards, benefit accruals under defined benefit pension plans or for eligibility for early retirement subsidies or retiree health and insurance benefits) under all employee benefit plans of Parent or the Surviving Company or any of their respective Affiliates (collectively, “Parent Plans”) in which the Employees may be eligible to participate after the Effective Time, except where such crediting would result in duplication of benefits. Parent shall use commercially reasonable efforts to cause, or shall cause the Surviving Company or its Subsidiaries to use commercially reasonable efforts to cause, such Parent Plans to provide credit for any co-payments or deductibles and maximum out-of-pocket payments made by employees under a Company Plan during the plan year in which the Closing Date occurs and waive all pre-existing condition exclusions and waiting periods, other than to the extent of limitations or waiting periods that had not been satisfied under the corresponding Company Plan. Parent shall

36 EU-DOCS\55822557.12 recognize, or shall cause the Surviving Company to recognize, vacation days and other paid time off entitlements previously accrued and reserved for by the Company immediately prior to the Closing Date. (c) Notwithstanding anything contained herein to the contrary, with respect to any Employees who are covered by a Collective Bargaining Agreement or who are based outside of the United States, Parent’s obligations under this Section 5.10 shall be in addition to, and not in contravention of, any obligations under the applicable Collective Bargaining Agreement or under the Laws of such countries and political subdivisions thereof in which such Employees are based. In the event of any conflict as reasonably determined by Parent between Parent’s obligations under this Section 5.10 and the applicable Collective Bargaining Agreement or Law, such Collective Bargaining Agreement or Law shall govern and shall supersede and nullify such obligations of this Section 5.10. (d) No provision of this Section 5.10 will (i) create a contract of employment or service with or for the benefit of any Employee, or (where applicable) change such Employee’s status as an employee at will, (ii) create any third-party beneficiary or other rights in any Employee or other Person to enforce any of the provisions of this Section 5.10 or any other provision of this Agreement, (iii) be construed as an amendment, waiver or creation of any Company Plan or Parent Plan, (iv) guarantee or create any right to employment or service, continued employment or service, or any term or condition of employment or service for any period of time with the Surviving Company, Parent, or their respective Affiliates or preclude the ability of Parent, the Surviving Company or their respective Affiliates to terminate the employment or service of any Employee at any time and for any reason or (v) subject to compliance with Section 5.10(a), require Parent, the Surviving Company or any of their respective Affiliates to adopt or continue any Company Plan or any other employee benefit plans, agreements, arrangements, programs, policies or Contracts at any time, or prevent the amendment, modification or termination thereof following the Closing. (e) Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Employees covered by a Collective Bargaining Agreement or other labor-related agreement in respect of their employment by the Company or any Subsidiary shall be governed by the applicable Collective Bargaining Agreement or other labor-related agreement in respect of their employment until the expiration, modification or termination of such agreement in accordance with its terms or applicable Law. SECTION 5.11. Merger Sub Matters. (a) As promptly as practicable following the date of this Agreement, Parent shall take all action necessary to cause Merger Sub to be incorporated and to execute and deliver a signature page to this Agreement, upon which execution and delivery Merger Sub shall become a party to this Agreement and shall be bound by its provisions with the same force and effect as if Merger Sub had become a party hereto on the date hereof. (b) As promptly as practicable following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 106 of the Bermuda Companies Act and in its capacity as the sole shareholder of Merger Sub, the Merger Sub Shareholder Approval, to the extent that such has not already been executed. (c) Prior to Closing, Parent will take all action necessary to cause Merger Sub to perform its obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement. After the Closing, Parent will take all action necessary to cause the Surviving Company to perform its obligations pursuant to this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement. SECTION 5.12. Stock Exchange De-listing. The Surviving Company shall use its reasonable best efforts to cause the Common Shares (i) to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act and (ii) to be de-listed from the Euronext Growth Oslo, in each case, as soon as reasonably practicable following the Effective Time. SECTION 5.13. Director and Officer Liability.

37 EU-DOCS\55822557.12 (a) Without limiting any other rights that any Indemnified Person may have pursuant to any Contract (including any employment agreement or indemnification agreement), under applicable Law or pursuant to the Company Charter or the Company Bye-Laws (each in effect as of immediately prior to the date of this Agreement), or the organizational documents of the Surviving Company and Subsidiaries, for a period of six years from the Effective Time, Parent and the Surviving Company shall (i) jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, advisory director or officer of the Company or of any of its Subsidiaries, or who acts as a fiduciary under any Company benefit plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, advisory director or officer of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (the “Indemnified Persons”), in each case to the same extent such Indemnified Person is entitled to indemnification as of the date of this Agreement, against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Action to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, advisory director or officer of the Company or any of its Subsidiaries, a fiduciary under any Company benefit plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, advisory director or officer of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, to the extent pertaining to any act or omission occurring or existing at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case and (ii) to the fullest extent permitted under applicable Law or pursuant to the Company Bye-Laws (each in effect as of immediately prior to the date of this Agreement), advance reasonable and documented out-of-pocket costs and expenses (including attorneys’ and other professionals’ fees and expenses) incurred by any Indemnified Person in connection with matters for which such Indemnified Persons are eligible to be indemnified by the Company, the Surviving Company or any of its Subsidiaries pursuant to this Section 5.13(a) (or otherwise) promptly, and in any case within 20 days, after receipt by the Surviving Company of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of Parent and the Surviving Company to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 5.13(a), upon learning of any such Action, shall notify the Surviving Company (but the failure to so notify shall not relieve Parent or the Surviving Company from any obligations that they may have under this Section 5.13(a) except to the extent such failure actually materially and adversely prejudices Parent or the Surviving Company’s position with respect to such claims). (b) For a period of six years from the Effective Time, Parent and the Surviving Company shall not amend, repeal or otherwise modify (i) any provision in the Company Charter and the Company Bye-Laws, in each case, in effect immediately prior to the Effective Time, (ii) any provision in any Contract of the Company or its Subsidiaries with any of their respective directors, advisory directors or officers in effect as of the date hereof and made available to Parent, (iii) any provision in the Surviving Company Organizational Documents or (iv) any provision in the organizational documents of any Subsidiary of the Company in effect as of immediately prior to the Effective Time, in each case, in any manner that would adversely affect the rights thereunder of any Indemnified Person to indemnification, exculpation, defense, being held harmless or expense advancement with respect to Indemnified Liabilities, except to the extent required by applicable Law. For a period of six years from the Effective Time, Parent shall, and shall cause the Surviving Company and its Subsidiaries to, fulfill and honor any rights of any Indemnified Person to indemnification, exculpation, defense, being held harmless or expense advancement with respect to Indemnified Liabilities under (u) any provision in the Company Bye-Laws, in each case, in effect immediately prior to the Effective Time, (v) any provision in any Contract of the Company or its Subsidiaries with any of their respective directors, advisory directors or officers in effect as of the date hereof and made available to Parent, (w) any Contract (including any employment agreement or indemnification agreement) in effect as of immediately prior to the Effective Time and made available to Parent, (x) applicable Law, (y) any provision in the Surviving Company Organizational Documents or (z) any provision in the organizational documents of any Subsidiary of the Company in effect as of immediately prior to the Effective Time, in each case to the fullest extent permitted under applicable Law.

38 EU-DOCS\55822557.12 (c) Prior to the Effective Time, the Company shall, and if the Company is unable to, Parent shall cause the Surviving Company to, put in place effective as of the Effective Time, and prepay no later than immediately prior to the Closing, “tail” insurance policies with a claims reporting or discovery period of six years from the Effective Time with terms and conditions providing retentions, limits and other material terms that are no less favorable than the current directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies maintained by the Company and its Subsidiaries with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time (including the Transactions); provided, however, that in no event shall the Company spend, and in no event shall Parent or the Surviving Company be required to spend more than 300% of the premium for the Company’s directors’ and officers’ liability, employment practices liability and fiduciary liability insurance in effect as of the Closing (the “Cap Amount”) for the six years of coverage under such “tail” policies; provided, further, that if the cost of such insurance exceeds the Cap Amount, then the Company or Parent or the Surviving Company, as applicable, shall purchase and obtain a policy with the greatest coverage available for a cost equal to such Cap Amount. (d) For the avoidance of doubt, the obligations of Parent and the Surviving Company under this Section 5.13 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner during the six-year period after the Closing as to adversely affect any Indemnified Person to whom this Section 5.13 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.13 applies shall be third-party beneficiaries of this Section 5.13, each of whom may enforce the provisions of this Section 5.13). The obligations, covenants and agreements contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract, or otherwise. Nothing in this Agreement is intended to, shall be construed to, or shall release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors, advisory directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.13 is not prior to, or in substitution for, any such claims under any such policies. (e) In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume its obligations, covenants and agreements set forth in this Section 5.13. Nothing in this Section 5.13 shall prohibit the liquidation or dissolution of the Surviving Company, so long as the Indemnified Persons’ rights set forth in Section 5.13(b) are adequately preserved in accordance with the foregoing sentence. The provisions of this Section 5.13 are intended to be for the benefit of, and shall be enforceable by, the parties hereto and any and all Persons entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 5.13, and their heirs and representatives. ARTICLE VI CONDITIONS PRECEDENT SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Guarantor, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by the Company and Parent, if permissible under applicable Law) at or prior to the Closing of the following conditions: (a) Required Shareholder Approvals. The Required Shareholder Approvals shall have been obtained in accordance with applicable Law and the Company Organizational Documents. (b) No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger.

39 EU-DOCS\55822557.12 SECTION 6.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Guarantor, Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) at or prior to the Closing of the following conditions: (a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.06(b) shall be true and correct in all respects as of the Closing Date with the same effect as though made on and as of such date, (ii) set forth in the first sentence of Section 3.01, Section 3.02(a) and the first sentence of Section 3.02(b) shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.02 (other than Section 3.02(a), the first sentence of Section 3.02(b) and Section 3.02(e)), Section 3.03(a), Section 3.03(b), Section 3.03(c), Section 3.14, Section 3.17 and Section 3.18 shall be true and correct in all material respects as of the Closing Date with the same effect as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iv) set forth in the Sections of Article III other than those Sections specifically identified in clauses (i), (ii) or (iii) of this Section 6.02(a) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect. (b) Performance of Obligations and Agreements of the Company. The Company shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect. SECTION 6.03. Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) at or prior to the Closing of the following conditions: (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Sections 4.02(a), 4.02(b) and 4.02(d) shall be true and correct in all material respects as of the Closing Date with the same effect as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in the Sections of Article IV other than those Sections specifically identified in clause (i) of this Section 6.03(a) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect. (b) Performance of Obligations and Agreements of Guarantor, Parent and Merger Sub. Guarantor, Parent and Merger Sub shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect. SECTION 6.04. Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if the failure of the Company to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions, as required by and subject to the terms of this Agreement, was the primary cause of or primarily resulted in the failure of such condition to be satisfied. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if the failure of Parent or Merger Sub to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the

40 EU-DOCS\55822557.12 Transactions as required by and subject to the terms and conditions of this Agreement, was the primary cause of or primarily resulted in the failure of such condition to be satisfied. ARTICLE VII TERMINATION SECTION 7.01. Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Required Shareholder Approvals (except as otherwise expressly noted): (a) by the mutual written consent of the Company and Parent; (b) by either of the Company or Parent: (i) if the Merger shall not have been consummated on or prior to March 1, 2026 (as such date may be extended pursuant to Section 8.08, the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.01(b)(i) shall (x) not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement, its failure to act in good faith or its failure to use its reasonable best efforts to consummate the Transactions, including to the extent required by and subject to Section 5.05, has been a principal cause of or resulted in the failure of the Merger to be consummated on or prior to such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso) and (y) be subject to the proviso set forth in Section 7.01(d)(iii); or (ii) if any Restraint having the effect set forth in Section 6.01(b) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have performed in all material respects its obligations under this Agreement, acted in good faith and used reasonable best efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; (c) by Parent: (i) if the Company shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02 and (B) is not reasonably capable of being cured prior to the Outside Date or, if reasonably capable of being cured prior to the Outside Date, has not been cured within 30 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination (or in any event has not been cured by the Outside Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, obligations or agreements hereunder; or (ii) prior to receipt of the Required Shareholder Approvals, if the Special Committee (A) recommends, approves or adopts any Takeover Proposal or (B) issues an Adverse Recommendation Change either in violation of this Agreement or in connection with an Intervening Event; (d) by the Company: (i) if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its obligations or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (B) is not reasonably capable of being cured prior to the Outside Date, or if reasonably capable of being cured prior to the Outside Date, has not been cured within 30 calendar days following receipt by Parent or

41 EU-DOCS\55822557.12 Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination (or in any event has not been cured by the Outside Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, obligations or agreements hereunder; (ii) prior to receipt of the Required Shareholder Approvals, in connection with entering into a Company Acquisition Agreement in accordance with clause (II) of the second sentence of Section 5.02(d); provided that prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee; (iii) if (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing so long as such conditions would be satisfied if the Closing Date were the date of termination of this Agreement), (B) the Company has confirmed by notice to Parent that all conditions set forth in Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing so long as such conditions would be satisfied if the Closing Date were the date of such notice) or that it is willing to waive any unsatisfied conditions of Section 6.03, (C) the Merger is required to be consummated pursuant to Section 1.06 and (D) Parent and Merger Sub fail to consummate the Merger within three business days after the later of (i) receipt by Parent of the notice referred to in clause (B) and (ii) the date the Merger was required to be consummated pursuant to Section 1.06; provided that, notwithstanding anything in Section 7.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.01(b)(i) during such three business day period; or (iv) if the Company Shareholders Meeting (including any adjournments or postponements thereof) at which the vote was taken shall have concluded and the Required Shareholder Approvals shall not have been obtained. SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.01(d)(iv), Article VIII, the Confidentiality Agreement and the last sentence of Section 5.08, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except (a) as liability may exist pursuant to the provisions specified in the immediately preceding parenthetical that survive such termination and (b) that no such termination shall relieve any party from liability for any Willful Breach. For the avoidance of doubt, the failure by Parent to consummate the Closing when the conditions set forth in Section 6.01 and Section 6.02 shall have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, which shall be reasonably capable of being satisfied, or those conditions that are not satisfied, in whole or in part, because of actions (or inactions) by Parent or any of its Affiliates) shall constitute a Willful Breach. Parent and Merger Sub acknowledge and agree that, without in any way limiting the Company’s rights under Section 8.08, recoverable damages of the Company hereunder shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the Public Shareholders (including “lost premium”), taking into consideration relevant matters, including the total amount payable to the Public Shareholders under this Agreement and the time value of money, which in each case shall be deemed in such event to be damages of the Company and shall be recoverable by the Company on behalf of the Public Shareholders. SECTION 7.03. Termination Fees and Expense Reimbursement. (a) In the event that this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii), the Company shall pay or cause to be paid the Company Termination Fee to Parent or its designee by wire transfer of same-day funds within two business days after such termination; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee more than once. As used herein, “Company Termination Fee” shall mean a cash amount equal to $6,000,000.

42 EU-DOCS\55822557.12 (b) If the Company fails to pay the Company Termination Fee when due and, in order to obtain such payment, Parent commences an Action that results in a judgment against the Company for the Company Termination Fee, then the Company shall pay to Parent the Company Termination Fee plus interest from the date of termination of this Agreement at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date of termination of this Agreement, plus the amount of any reasonable fees, costs and expenses (including legal fees) incurred by Parent and its Affiliates in connection with any such Action. (c) Each party hereto acknowledges and agrees that the Company Termination Fee if, as and when required pursuant to this Section 7.03, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. (d) In circumstances where the Company Termination Fee (if any) is paid pursuant to and in accordance with this Section 7.03, Parent’s right to receive the Company Termination Fee and any enforcement costs pursuant to and in accordance with Section 7.03(b) will be the sole and exclusive remedy of the Guarantor, Parent and Merger Sub and each of their respective Affiliates (other than the Company and its Subsidiaries) against (i) the Company, its Subsidiaries and each of their respective Affiliates (other than the Guarantor, Parent, Merger Sub or any of their respective equityholders) and (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (other than the Guarantor, Parent, Merger Sub or any of their respective equityholders) (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby. In circumstances where the Company Termination Fee (if any) is paid pursuant to and in accordance with this Section 7.03, upon payment of the Company Termination Fee none of the Company Related Parties will have any further liability or obligation to the Guarantor, Parent, Merger Sub or any former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Guarantor, Parent, Merger Sub and each of their respective Affiliates (other than the Company and its Subsidiaries) relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby. The Company Related Parties are intended third-party beneficiaries of this Section 7.03(d) and the last sentence of Section 8.08. ARTICLE VIII MISCELLANEOUS SECTION 8.01. No Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants and agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time; provided that this Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time. SECTION 8.02. Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in any and all respects, whether before or after receipt of the Required Shareholder Approvals, only by written agreement of the parties hereto; provided, however, that following receipt of the Required Shareholder Approvals, there shall be no amendment or change to the provisions hereof which by applicable Law would require further approval by the Company’s shareholders without such approval having first been obtained. SECTION 8.03. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Guarantor, Parent

43 EU-DOCS\55822557.12 and Merger Sub shall be deemed a single party for purposes of the foregoing); provided, however, that following receipt of the Required Shareholder Approvals, there shall be no waiver or extension which by applicable Law would require further approval by the Company’s shareholders without such approval having first been obtained. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. SECTION 8.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void. SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF, electronic mail or electronic signature), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. SECTION 8.06. Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Exhibits attached hereto, the Company Disclosure Letter, the Parent Disclosure Letter, the Support Agreement and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for (i) as set forth in Section 5.13, (ii) if the Effective Time occurs, the right of the holders of Common Shares to receive the Merger Consideration payable in accordance with Article II, (iii) the rights of the Company Related Parties set forth in Section 7.03, (iv) the rights of the Parent Related Parties in Section 8.14 and (v) without limitation to Section 8.08, the Company’s right to pursue damages on behalf of, and as representative of, its shareholders (including, for the avoidance of doubt, damages based on the loss of the premium offered to each such holder), in the event of Parent or Merger Sub’s Willful Breach of this Agreement, which right is acknowledged by Parent and Merger Sub, in each case of clauses (i), (ii) and (iv) above, which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to respectively therein. SECTION 8.07. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles, except to the extent the provisions of the laws of Bermuda are mandatorily applicable to the Merger. The parties hereto hereby irrevocably (i) submit to the jurisdiction and venue of the Bermuda courts in any Actions arising out of or relating to this Agreement or the Transactions, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action and (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court. The consents to jurisdiction set forth in this Section 8.07 shall not constitute general consents to service of process in Bermuda and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. SECTION 8.08. Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions, subject to the terms and conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled

44 EU-DOCS\55822557.12 to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the parties to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement) in the courts described in Section 8.07 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto agree that, prior to the valid termination of this Agreement in accordance with Article VII, it will not assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. Under no circumstances shall the Guarantor, Parent, Merger Sub or the Company be permitted or entitled to receive both a grant of specific performance of the type contemplated by this Section 8.08 and monetary damages, including the Company Termination Fee. SECTION 8.09. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09. SECTION 8.10. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses: If to Guarantor, Parent or Merger Sub, to it at: c/o Le Montaigne 7 Avenue de Grande Bretagne MC 98000 Monaco Attention: Chris Harrison; Adam Emilianou Email: *** with copies (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom (UK) LLP 22 Bishopsgate London EC2N 4BQ Attention: James McDonald; Denis Klimentchenko Email: ***

45 EU-DOCS\55822557.12 If to the Company, to: Cool Company Ltd. 7 Clarges Street, 5th Floor London W1J 8AE Attention: Richard Tyrrell, Chief Executive Officer Email: *** with copies (which shall not constitute notice) to: Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Attention: Robert Katz; Sam Newhouse; Douglas Abernethy Email: *** or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt. SECTION 8.11. Severability. If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 8.11 with respect thereto; provided, however, that the parties intend that the remedies and limitations thereon set forth in and Section 8.08 be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a Person’s liability or obligations. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible. SECTION 8.12. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement. SECTION 8.13. Interpretation. (a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent”, “delivered to Parent” and words of similar import refer to documents (A) posted to the “Project Apex” data room hosted by Sharepoint by or on behalf of the Company on or prior to 12:00 p.m. prevailing Eastern Time on the date of this Agreement or (B) delivered in physical or electronic form to Parent or its Representatives prior to 12:00 p.m. prevailing Eastern Time on the date of this Agreement. All

46 EU-DOCS\55822557.12 accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. (b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. SECTION 8.14. No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly named as parties hereto. No person that is not a party to this Agreement, including any past, present or future director, officer, employee or other Representative of Guarantor, Parent or Merger Sub or any Affiliate or successor or assignee thereof that is not a party to this Agreement (each, a “Parent Related Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether at law, in equity, in contract, in tort or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Guarantor, Parent or Merger Sub hereunder, in no event shall the Company or any Company Related Party, and the Company agrees not to, and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party. SECTION 8.15. Guarantee. (a) Guarantor hereby agrees to take any and all actions necessary to cause Parent and Merger Sub to perform all of their respective obligations under this Agreement in accordance with their respective terms and absolutely, irrevocably and unconditionally guarantees to the Company the punctual and full performance and payment by Parent and Merger Sub (and any successors or permitted assigns thereof) of each of the covenants, obligations and undertakings (including the obligation to pay the Merger Consideration pursuant to Article II, any obligation of Parent or Merger Sub to pay monetary damages in connection with this Agreement and the transactions contemplated thereby and indemnification obligations pursuant to Section 5.13) required to be performed by Parent or Merger Sub (the “Guaranteed Obligations”), as and when the Guaranteed Obligations are required to be performed under this Agreement, subject to all terms, conditions and limitations contained in this Agreement. If Parent fails to discharge all or any portion of the Guaranteed Obligations when due, without demand, Guarantor’s liability to the Company in respect of such portion of the Guaranteed Obligations shall become immediately due and payable, and the Company may at any time and from time to time, and so long as Parent has failed to discharge the Guaranteed Obligations, take any and all actions available hereunder to collect Guarantor’s liabilities hereunder in respect of such Guaranteed Obligations. The foregoing obligation of Guarantor constitutes a continuing guarantee of payment and performance (and not merely of collection), and, subject only to the termination or release of Parent’s or Merger Sub’s obligations in accordance with this Agreement, is and shall be absolute and unconditional under any and all circumstances, including circumstances which might otherwise constitute a legal or equitable discharge of a guarantor. Notwithstanding anything in this Section 8.15 to the contrary, Guarantor’s obligation pursuant to this Section 8.15 with respect to any Guaranteed Obligation shall not exceed any corresponding obligation of Parent under this Agreement. (b) Guarantor hereby agrees that the Company may, in its sole discretion, at any time and from time to time, without notice to or further consent of Guarantor, extend the time of performance of any of the Guaranteed Obligations, and may also make any agreement with Parent for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting Guarantor’s

47 EU-DOCS\55822557.12 obligations under this Section 8.15 or affecting the validity or enforceability of this Section 8.15. Guarantor hereby agrees that the obligations of Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or Guarantor; (ii) any change in the time, place or manner of payment of any of the Guaranteed Obligations, or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement or any other agreement entered in connection with the Guaranteed Obligations; or (iii) any insolvency, bankruptcy, reorganization or other similar proceeding instituted by or against Parent or any other Person now or hereafter liable with respect to the Guaranteed Obligations. (c) Guarantor hereby waives promptness, diligence, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligations incurred and all other notices of any kind (other than notices to Guarantor or Parent, with a copy to its counsel, pursuant to this Agreement), all defenses which may be available by virtue of any stay, moratorium or other similar law now or hereafter in effect or any right to require the marshaling of assets of Parent or any other Person now or hereafter liable with respect to the Guaranteed Obligations. To the fullest extent permitted by Law, Guarantor hereby irrevocably and unconditionally waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Company. Guarantor hereby acknowledges that it will receive substantial direct and indirect benefits from the Transactions, and that this Section 8.15, specifically including the waivers set forth in this Section 8.15(c), are knowingly made in contemplation of such benefits. (d) Notwithstanding anything in this Section 8.15 to the contrary (including Section 8.15(b) or Section 8.15(c)), Guarantor shall have any and all defenses to the Guaranteed Obligations that are available to Parent or other obligor of the Guaranteed Obligations. (e) Guarantor is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction (to the extent such concept is recognized by such jurisdiction). Guarantor has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Guarantor has taken all actions or proceedings required to be taken by or on the part of Guarantor to authorize and permit the execution and delivery by Guarantor of this Agreement and the performance by Guarantor of its obligations hereunder. This Agreement has been duly and validly executed and delivered by Guarantor and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms. SECTION 8.16. Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below: “Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.02(f). “Action” means any legal or administrative proceeding, suit, investigation, or arbitration by or before a Governmental Authority. “Adverse Recommendation Change” has the meaning set forth in Section 5.02(d). “Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, the Company and its Subsidiaries, on the one hand, shall be deemed not to be Affiliates of Guarantor, Parent and their other Subsidiaries, on the other hand, and vice versa. “Agreement” has the meaning set forth in the Preamble.

48 EU-DOCS\55822557.12 “Anti-Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations promulgated thereunder, the U.K. Bribery Act of 2010, or any other Law relating to anti-bribery or anti- corruption of any jurisdiction in which the Company or any of its Subsidiaries conducts business or owns assets. “Anti-Money Laundering Laws” means the Laws related to money laundering, including the European Union Money Laundering Directives; in the United Kingdom, the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, the Proceeds of Crime Act 2002, the Serious Organized Crime and Police Act 2005, the Anti-Terrorism, Crime and Security Act 2001; in the United States, the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, the Money Laundering Control Act of 1986, and other legislation, the legislative framework of which is commonly referred to as the “Bank Secrecy Act,” and the related Law of any jurisdiction in which the Company or any of its Subsidiaries conducts business or owns assets. “Antitrust Laws” means all applicable antitrust and competition Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. “Appraisal Withdrawal” has the meaning set forth in Section 2.04(b). “Appraised Fair Value” has the meaning set forth in Section 2.04(a). “Bankruptcy and Equity Exception” has the meaning set forth in Section 3.03(a). “Bermuda Companies Act” has the meaning set forth in Section 1.01. “Book-Entry Share” has the meaning set forth in Section 2.01(c). “business day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York or Bermuda are authorized or required by Law to be closed. “Business IP” has the meaning set forth in Section 3.13(a). “Capitalization Date” has the meaning set forth in Section 3.02(a). “Certificate” has the meaning set forth in Section 2.01(c). “Certificate of Merger” has the meaning set forth in Section 1.02. “Closing” has the meaning set forth in Section 1.06. “Closing Date” has the meaning set forth in Section 1.06. “Code” has the meaning set forth in Section 2.02(g). “Common Share” has the meaning set forth in the Recitals. “Company” has the meaning set forth in the Preamble. “Company Acquisition Agreement” has the meaning set forth in Section 5.02(d). “Company Award” means a Company Option or Company RSU Award, as applicable. “Company Board” has the meaning set forth in the Recitals. “Company Board Recommendation” has the meaning set forth in the Recitals.

49 EU-DOCS\55822557.12 “Company Bye-Laws” means the Company’s Bye-Laws, as amended to the date of this Agreement. “Company Charter” means the Company’s Memorandum of Association, as amended to the date of this Agreement. “Company Disclosure Letter” has the meaning set forth in Article III. “Company Financial Statements” has the meaning set forth in Section 3.05(c). “Company IT Assets” means the systems, computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, networks, platforms, interfaces, applications, websites and all other information technology equipment and systems, in each case, that are that are owned, leased or licensed by the Company or any of its Subsidiaries. “Company Notice” has the meaning set forth in Section 5.02(d). “Company Option” means an option to acquire Common Shares granted under the Company Share Plan. “Company Organizational Documents” means the Company Charter and the Company Bye-Laws. “Company Plan” has the meaning set forth in Section 3.11(f). “Company Related Parties” has the meaning set forth in Section 7.03(d). “Company Rights” has the meaning set forth in Section 3.02(b). “Company RSU Award” means a restricted stock unit award in respect of Common Shares granted under the Company Share Plan (including Dividend Equivalents related thereto). “Company SEC Documents” has the meaning set forth in Section 3.05(a). “Company Securities” has the meaning set forth in Section 3.02(b). “Company Share Plan” means the Cool Company Ltd Long Term Incentive Plan adopted on November 25, 2022, as may be amended or restated from time to time. “Company Shareholders Meeting” has the meaning set forth in Section 5.04. “Confidentiality Agreement” has the meaning set forth in Section 5.08. “Consent” means any consent, waiver, approval, clearance, order, license, Permit, order, non-objection, non- action, expiration of waiting periods or authorization. “Contract” means any binding loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, capital lease, sale-leaseback, sublease, license, contract or other agreement, instrument, obligation or arrangement. “Customer” has the meaning set forth in Section 3.21. “Dissenting Shares” means Common Shares held by a holder of Common Shares who (a) did not vote in favor of the Merger, (b) complied with all of the provisions of the Bermuda Companies Act concerning the right of holders of Common Shares to require appraisal of their Common Shares pursuant to the Bermuda Companies Act within the timeframe(s) specified therein and (c) did not deliver an Appraisal Withdrawal.

50 EU-DOCS\55822557.12 “Dividend Equivalents” related to a Company RSU Award means the right to receive a number of Common Shares (including, if applicable, any partial Common Shares) under such Company RSU Award based on dividends paid by the Company on Common Shares between the grant date of such Company RSU Award and the Closing Date. “Effective Time” has the meaning set forth in Section 1.02. “Employees” means those employees employed by the Company or any of its Subsidiaries as of the date of this Agreement, including those seafarers employed by the Company or any of its Subsidiaries who are employed to work on the Vessels. “Environmental Laws” shall mean all applicable all Laws relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety from the presence of Hazardous Materials, including Laws relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Materials; (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Materials; or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials. “Environmental Permits” has the meaning set forth in Section 3.12. “Evercore” has the meaning set forth in Section 3.17. “Exchange Act” has the meaning set forth in Section 3.04. “Exchange Fund” has the meaning set forth in Section 2.02(a). “Filed SEC Documents” has the meaning set forth in Article III. “GAAP” has the meaning set forth in Section 3.05(c). “Government Official” means, without limitation, any officer or employee of a Governmental Authority, custom official, political party official, candidate for political office, official of any public international organization, employee or Affiliate of an enterprise that is owned, sponsored, or controlled by any Governmental Authority, and any other position as defined under Anti-Bribery Laws. “Governmental Approvals” has the meaning set forth in Section 3.04. “Governmental Authority” means any government, court, regulatory or administrative agency, arbitral body or self-regulated entity, tribunal, commission or authority or other legislative, executive or judicial governmental entity or any agency, department, division, commission or political subdivision thereof, whether federal, national, provincial, state, local or multinational. “Guaranteed Obligations” has the meaning set forth in Section 8.15(a). “Guarantor” has the meaning set forth in the Recitals. “Guarantor Provisions” means Section 5.05, Section 5.06 and Section 8.15. “Hazardous Materials” means (a) any petrochemical or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, radon gas, and per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect, or (c) any other chemical, material or substance, exposure to which is prohibited,

51 EU-DOCS\55822557.12 limited, or regulated by any applicable Environmental Law or which may result in liability under any applicable Environmental Law arising from injury to persons, property or resources. “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments; (b) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds and similar instruments; (c) net obligations of such Person under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements; (d) all obligations of such Person to pay the deferred purchase price of property or services, “earn-out,” holdback, purchase price adjustment (other than trade accounts payable in the ordinary course of business); (e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse; (f) recourse factoring arrangements; (g) obligations outstanding under securitization facilities; and any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness. “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (a) any patent, patent application and all related reissues, divisionals, continuations, continuations-in-part, reexaminations, substitutions, renewals and extensions thereof; (b) any trademark, trademark registration, trademark application, service mark, trade dress, trade name, business name, brand name and other similar designations of source or origin, including any and all goodwill associated therewith; (c) any copyright, copyright registration, copyright application, any copyrightable works of authorship, database rights and rights in data and collections of data; (d) any internet domain name, social media handles and other online identifiers; (e) any trade secret, confidential information, know-how, inventions, proprietary processes, formulae, models, and other information of a proprietary nature; (f) any computer program, software (whether source code, object code or other form), algorithm, architecture, script, data file, plugin, library, tool and API, including any implementations, databases or compilations thereof; and (g) all applications and registrations for any of the foregoing. “Intervening Event” has the meaning set forth in Section 5.02(g). “ITEPA 2003” means the Income Tax (Earnings and Pensions) Act 2003 (as amended from time to time). “Judgment” has the meaning set forth in Section 3.07. “Knowledge” means, (a) with respect to the Company, the actual knowledge of the individuals listed on Section 8.16 of the Company Disclosure Letter, after due inquiry and (b) with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Section 8.16 of the Parent Disclosure Letter, after due inquiry. “Laws” has the meaning set forth in Section 3.08(a).

52 EU-DOCS\55822557.12 “Leased Vessels” has the meaning set forth in Section 3.19(a). “Liens” means any pledges, liens, charges, mortgages, encumbrances, deeds of trust, conditions, covenants, restrictions, options, rights of first refusal or offer, conditional sales or other title retention agreements, adverse claims of ownership or use, easements, encroachments, third-party rights, leases, licenses, hypothecations or security interests of any kind or nature. “Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands, Liberia and Bermuda) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel’s classification society or the insurer(s) of such Vessel. “Material Adverse Effect” means, with respect to the Company and its Subsidiaries, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, with all other facts, circumstances, effects, changes, events or developments, (a) would prevent or materially delay, interfere with, hinder or impair the consummation by the Company of any of the Transactions in accordance with the terms of this Agreement or (b) has had or would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that, in the case of clause (b), no fact, circumstance, effect, change, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: (i) any change or condition affecting any industry in which the Company or any of its Subsidiaries operates, including the shipping, marine shipping, LNG, LNG shipping and oil and gas industries (including, in each case, any changes in the operations thereof); (ii) any economic, legislative or political condition, including any government shutdown or the results of any election, or any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area, including changes in interest or exchange rates, monetary policy or inflation; (iii) any failure in and of itself by the Company or any of its Subsidiaries to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has or will be, a Material Adverse Effect to the extent such underlying facts or occurrences are not otherwise excluded from being taken into account by clauses (i)-(x) of this definition); (iv) the announcement, execution or delivery of this Agreement or the pendency of the Merger (other than for purposes of the representations and warranties contained in Section 3.03(d) and Section 6.02(a) to the extent related to such representations and warranties), including (A) any action taken by the Company or any of its Subsidiaries that is consented to in writing by Guarantor, Parent or Merger Sub, (B) any shareholder litigation arising out of or related to this Agreement, (C) any adverse change in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom or (D) any change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company; (v) any change in and of itself in the market price, credit rating or trading volume of shares of Common Shares on the New York Stock Exchange or the Euronext Growth Oslo or any change affecting the ratings or the ratings outlook for the Company or any of its Subsidiaries (it being understood that the underlying facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has or will be, a Material Adverse Effect to the extent such underlying facts or occurrences are not otherwise excluded from being taken into account by clauses (i)-(x) of this definition); (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (vii) social unrest, riots, protests, geopolitical conditions, the outbreak or escalation of hostilities, any act of war, cyberattack, sabotage or terrorism, or any escalation or worsening of any such act of war, cyberattack, sabotage or terrorism threatened or underway as of the date of this Agreement (except that any damage or destruction of any Vessels of the Company and its Subsidiaries may be deemed to constitute, or be taken into account in determining whether there has or will be, a Material Adverse Effect to the extent that losses resulting therefrom are not covered by insurance); (viii) the occurrence or worsening of any pandemic, epidemic, public health emergency or disease outbreak; (ix) any change in trade controls or Laws or related Tax Laws, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences arising from, any “trade war” or similar actions in the United States or any other country or region in the world or (x) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural or manmade disaster or severe weather-related event, circumstance or development (except that any damage or destruction of any Vessels of

53 EU-DOCS\55822557.12 the Company and its Subsidiaries may be deemed to constitute, or be taken into account in determining whether there has or will be, a Material Adverse Effect to the extent that losses resulting therefrom are not covered by insurance); provided, however, that any fact, circumstance, effect, change, event or development set forth in clauses (i), (ii), (vi), (vii), (viii), (ix) and (x) above may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such fact, circumstance, effect, change, event or development has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (i)-(x) of this definition). “Material Contract” has the meaning set forth in Section 3.15(a). “Merger” has the meaning set forth in the Recitals. “Merger Application” has the meaning set forth in Section 1.02. “Merger Consideration” has the meaning set forth in Section 2.01(c). “Merger Sub” has the meaning set forth in the Preamble. “Merger Sub Board” has the meaning set forth in the Recitals. “Merger Sub Share” has the meaning set forth in Section 2.01(a). “Merger Sub Shareholder Approval” has the meaning set forth in the Recitals. “Newbuildings” has the meaning set forth in Section 3.15(a)(vii). “Notice Period” has the meaning set forth in Section 5.02(d). “Outside Date” has the meaning set forth in Section 7.01(b)(i). “Parent” has the meaning set forth in the Preamble. “Parent Disclosure Letter” has the meaning set forth in Article IV. “Parent Material Adverse Effect” means, with respect to Guarantor, Parent and Merger Sub, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, with all other facts, circumstances, effects, changes, events or developments would prevent or materially delay, interfere with, hinder or impair the consummation by Guarantor, Parent or Merger Sub of any of the Transactions in accordance with the terms of this Agreement. “Paying Agent” has the meaning set forth in Section 2.02(a). “Payments” means anything of value, including cash, gifts, travel expenses, entertainment, offers of employment, provision of free services and business meals, and also includes event sponsorships, consultant contracts, fellowship support, job offers, and charitable contributions made at the request of, or for the benefit of, an individual, his or her family, or other relations. “Permits” has the meaning set forth in Section 3.08(b). “Permitted Indebtedness” means Indebtedness not to exceed $10,000,000 in principal. “Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, or the amount or validity of which is being contested in good faith and by

54 EU-DOCS\55822557.12 appropriate proceedings and for which adequate reserves are maintained in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (c) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to outstanding indebtedness so long as there is no default under such indebtedness, (d) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (e) licenses (including licenses of Intellectual Property) granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (f) Liens created by or through the actions of Parent or any of its Affiliates, (g) Liens on Vessels for crews’ wages and salvage, for claims covered by insurance and for maritime liens arising in the ordinary course of business which secure obligations not yet due or payable or not more than 30 days overdue, and (h) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing or intended use of the asset or property affected by such Lien or imperfection. “Person” means an individual, corporation, limited liability company, limited or general partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority or any group comprised of two or more of the foregoing. “Personal Information” means any data and other information (a) that relates to or is reasonably capable of identifying a natural person, directly or indirectly, and (b) is considered “personal data,” “personal information,” “personally identifiable information,” “non-public personal information” or any similar term under any applicable Law. “Proxy Statement” has the meaning set forth in Section 5.03(a). “Public Shareholders” means all of the holders of the issued and outstanding Common Shares, excluding Parent, Merger Sub and their respective Affiliates. “Registrar” has the meaning set forth in Section 1.02. “Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, soil, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property. “Representatives” means, with respect to any Person, its officers, directors, equity holders, employees, agents, financial advisors, investment bankers, attorneys, accountants, consultants and other advisors and representatives. “Required Shareholder Approvals” has the meaning set forth in Section 3.03(e). “Required Third-Party Consents” has the meaning set forth in Section 5.05(b). “Restraints” has the meaning set forth in Section 6.01(b). “Sarbanes-Oxley Act” has the meaning set forth in Section 3.05(e). “Sanctioned Jurisdiction” means, at any time, a country or territory which is itself the subject or target of comprehensive, jurisdiction-wide Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine; and until July 1, 2025, Syria).

55 EU-DOCS\55822557.12 “Sanctioned Person” means (a) any Person listed on any Sanctions-related list of sanctioned Persons maintained by any Sanctions Authority; (b) any Person located, organized or resident in a Sanctioned Jurisdiction; (c) the government of a Sanctioned Jurisdiction, or (d) any Person 50% or more owned or controlled (as ownership and control are interpreted and applied under relevant Sanctions), directly or indirectly, by any Person or Persons, individually or in the aggregate, described in the foregoing clauses (a) or (b). “Sanctions” means economic, financial or trade sanctions, requirements or embargoes imposed, administered or enforced by any Sanctions Authority. “Sanctions Authority” means (a) the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State), (b) the United Nations Security Council, (c) the European Union (and each of its member states), (d) the United Kingdom (including His Majesty’s Treasury) and (e) the sanctions-related Governmental Authorities of the jurisdictions in which the Company or any of its Subsidiaries conducts business or owns asset, except to the extent inconsistent with U.S. Law. “Schedule 13E-3” has the meaning set forth in Section 5.03(a). “SEC” has the meaning set forth in Section 3.04. “Securities Act” has the meaning set forth in Section 3.02(c). “Senior Employee” means the Chief Executive Officer, the Chief Financial Officer, the Chief Commercial Officer, the General Counsel and the VP Fleet Management of the Company. “Special Committee” has the meaning set forth in the Recitals. “Special Committee Recommendation” has the meaning set forth in the Recitals. “Statutory Merger Agreement” means the Statutory Merger Agreement in the form attached hereto as Exhibit A to be executed and delivered by the Company and Merger Sub as contemplated by the terms hereof. “Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. Notwithstanding the foregoing, for purposes of this Agreement, the Company and its Subsidiaries, on the one hand, shall be deemed not to be Subsidiaries of Guarantor, Parent and their other Subsidiaries. “Superior Proposal” has the meaning set forth in Section 5.02(i). “Support Agreement” has the meaning set forth in the Recitals. “Surviving Company” has the meaning set forth in Section 1.01. “Takeover Law” has the meaning set forth in Section 3.14. “Takeover Proposal” has the meaning set forth in Section 5.02(h). “Tax” means all U.S. and non-U.S. federal, national, provincial, state or local taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income, gross receipts, ad valorem, value- added, excise, real property, personal property, sales, use, transfer, tariffs, imposts, levies, withholding, employment, license, payroll, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, profits, social security (or similar, including FICA and National Insurance contributions), unemployment, disability, registration, value added, alternative or add-on minimum, estimated and franchise taxes, and any other tax

56 EU-DOCS\55822557.12 of any kind or any charge of any kind, in each case, in the nature of taxes, imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax imposed with respect to such amounts, whether or not disputed. “Tax Returns” means all reports, returns, declarations, claims for refunds, statements or other information relating to Taxes and filed or required to be filed with a Governmental Authority with the authority to monitor, oversee, impose, determine, collect or exercise jurisdiction with respect to such Taxes, or any amendment thereof or schedule, supplements or attachment thereto. “Transactions” means, collectively, the transactions contemplated by this Agreement and the Statutory Merger Agreement, including the Merger. “Transfer Taxes” has the meaning set forth in Section 5.07. “USD/NOK Exchange Rate” means the USD:NOK exchange rate obtained by the Company’s VPS account operator on the exchange of the portion of the Merger Consideration payable by the Parent to holders of Common Shares listed on the Euronext Growth Oslo into Norwegian kroner upon payment to such holders of Common Shares through Euronext Securities Oslo (VPS). “Vessels” has the meaning set forth in Section 3.19(a). “Wholly Owned Vessels” has the meaning set forth in Section 3.19(a). “Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act (including acts or failures to act by a party’s Representative at the direction of such party) would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement. [Signature page follows]

[Signature Page to Agreement and Plan of Merger] IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written. COOL COMPANY LTD. By: /s/ Richard Tyrrell Name: Richard Tyrrell Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger] BOUNTY LTD By: /s/ Christopher James Harrison Name: Christopher James Harrison Title: President EPS VENTURES LTD. By: /s/ Christopher James Harrison Name: Christopher James Harrison Title: President

Exhibit A Form of Statutory Merger Agreement